As filed with the Securities and Exchange Commission on May 5, 2016.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Amplify Snack Brands, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2000	47-1254894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 West 5th Street, Suite 1350

Austin, Texas 78701

512.600.9893

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas Ennis

Chief Executive Officer

Amplify Snack Brands, Inc.

500 West 5th Street, Suite 1350

Austin, Texas 78701

512.600.9893

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley C. Weber, Esq. Andrew T. Hill, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 650.752.3100	LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 212.474.1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$100,000,000	$10,070

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 5, 2016

             Shares

Common Stock

The selling stockholders identified in this prospectus, which include certain of our directors, are offering              shares of common stock. We are not selling any shares of common stock under this prospectus and we will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “BETR.” On May 4, 2016, the last reported sale price of our common stock on the New York Stock Exchange was $14.64 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, are eligible for certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” on page 9 and “Risk Factors” on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Selling Stockholders (Before expenses)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional              shares from the selling stockholders at the public offering price less the underwriting discount. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares to purchasers on or about                     , 2016 through the book-entry facilities of The Depository Trust Company.

Goldman, Sachs & Co.	Jefferies

Prospectus dated                     , 2016

Amplify
SNACK BRANDS

SKINNY POP POPCORN
JALAPEÑO
WHITE CHEDDAR
GLUTEN FREE
NON GMO
SKINNY POP® POPCORN

PAQUI® TORTILLA CHIPS
Homemade Happiness®
SEA SALT DELIGHTS
NACHO CHEESE ESPECIAL
ROASTED JALAPEÑO

Prospectus

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.

Unless otherwise specified or the context requires otherwise:

The terms “we”, “us”, “our” and the “Company” mean Amplify Snack Brands, Inc., a Delaware corporation, and its consolidated subsidiaries;

The term “All Commodity Volume” or “ACV” means the measurement of a product’s distribution (or distribution on promotion) weighted by the overall dollar retail sales attributable to the retail location distributing such product; a retail location would be counted as having sold the product or product group if at least one unit of the product was scanned for sale within the relevant time period; we believe this metric provides a measurement of retail penetration that takes into account the importance of selling through retail locations with higher overall retail sales volumes;

The terms “Better-For-You” or “BFY” are industry terms not defined by the Food and Drug Administration and refer to foods that have some characteristics that cause consumers to view them as a healthier alternative to conventional food products; there is not a single definition of Better-For-You and we believe each individual customer may view Better-For-You characteristics differently, but common characteristics may include one or more of the following: products that are lower in salt, products that are lower in sugar, products that are lower in fat, products that are made without

i

ingredients containing genetically modified organisms (or GMOs), products made with fewer ingredients, products made with simpler ingredients, products made with more recognizable ingredients, products that are organic, products that are viewed as natural, products that do not include artificial ingredients, preservatives or flavors, products that are major allergen-free, products that are Kosher, products that are vegetable-based, products that are vegan or products that are gluten-free;

The term “Boundless Nutrition” means Boundless Nutrition LLC, a Texas limited liability company and our wholly-owned subsidiary, which we acquired on April 29, 2016;

The term “Corporate Reorganization” means the series of transactions that occurred immediately prior to our IPO, as described under the heading “Prospectus Summary—Corporate Information and Structure and IPO”;

The term “December 2014 Special Dividend” means the $50.0 million of borrowings under our term loan under the credit agreement that SkinnyPop Popcorn LLC entered into on July 17, 2014, which provided for a $150.0 million term loan facility and a $7.5 million revolving facility (the “Credit Agreement”) and the subsequent distribution of $59.8 million we paid to Topco in December 2014, which then distributed such amount to its members. For further information, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 29, 2016, or the 2015 10-K, and Note 9 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein;

The term “Founder Contingent Compensation” means our agreement, made in connection with the Sponsor Acquisition and memorialized in the Founders’ ongoing employment agreements, under which the Company paid the Founders (i) additional cash consideration of $20.0 million based on the Company’s achievement of certain contribution margin benchmarks during the year ended December 31, 2015, and (ii) $4.5 million towards the obligation related to the estimated tax savings to the Company associated with the tax deductibility of the payments under these employment agreements. The remaining obligation after this payment totals $2.2 million, which we expect to satisfy with a final payment in the second half of 2016;

The term “Founders” means Andrew S. Friedman and Pamela L. Netzky, the founders of the business conducted by SkinnyPop Popcorn LLC at the time of the Corporate Reorganization;

The term “IPO” means our initial public offering that commenced on August 5, 2015 in which 15,000,000 shares of our common stock were sold by selling stockholders to the public at a price of $18.00 per share;

The term “May 2015 Special Dividend” means the $22.5 million of borrowings under our term loan and revolving credit loan under our Credit Agreement and the subsequent distribution of $22.3 million we paid to Topco in May 2015, which then distributed such amount to its members. For further information, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, and Note 9 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein;

The term “Paqui” means Paqui LLC, a Texas limited liability company and wholly-owned subsidiary of SkinnyPop Popcorn LLC, which we acquired in April 2015;

The term “Performance Bonus Payments” means our payment in connection with our IPO of $500,000, $350,000 and $300,000 to Messrs. Ennis, Goldberg and Shiver, respectively, and $350,000 allocated to other employees of the Company;

The term “Predecessor” means the business of SkinnyPop Popcorn LLC prior to the Sponsor Acquisition;

The term “Pro Forma Year Ended December 31, 2014 (Unaudited)” means the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 giving pro forma effect to the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend as if such transactions had occurred on January 1, 2014. For further information, see “Unaudited Pro Forma Consolidated Financial Information” contained in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, which includes a comparative presentation showing all pro forma adjustments made to our historical statements of income for the Predecessor and Successor periods in accordance with the rules and regulations of the SEC;

The term “retail location” means, as used in the determination of All Commodity Volume and Total Distribution Points by an industry source, a retail location (such as a store) that is counted in databases of that industry source and where a product has sold at least once in the applicable time period being measured;

The term “sales velocity” means the total product retail sales per million dollars of annual ACV of retail locations selling the product; we believe this metric is relevant to understanding our business because it represents the retail sales efficiency for a product in relation to its distribution; using the ACV of stores selling a product means this measure controls for store size, and can be used to determine how well a product sold while controlling for weighted distribution;

The term “SkinnyPop” means either the entity SkinnyPop Popcorn LLC or our product line and brand, SkinnyPop Popcorn, as the context requires;

The term “Sponsor” or “TA Associates” means investment funds affiliated with TA Associates Management, L.P. and its affiliates, a leading growth private equity firm;

The term “Sponsor Acquisition” means the series of transactions that were consummated in July 2014 pursuant to which (1) SkinnyPop Popcorn LLC became a wholly-owned subsidiary of the Company by way of a merger and (2) SkinnyPop Popcorn LLC was thereafter converted from an Illinois limited liability company into a Delaware limited liability company;

The term “Successor” means the business of the Company and its consolidated subsidiaries, including SkinnyPop Popcorn LLC, following the Sponsor Acquisition;

The term “Topco” means TA Topco 1, LLC, a Delaware limited liability company, which was the top parent entity of our business prior to the consummation of the Corporate Reorganization; and

The term “Total Distribution Points” or “TDPs” means the distribution of a brand, or product aggregate, while taking into account the number of retail locations and Universal Product Codes, or UPCs, selling within that brand or aggregate; the calculation is the sum of ACV across UPCs, and we believe this metric provides a relative indication of retail penetration factoring in both UPC count and retailer size.

Amounts and percentages appearing in this prospectus have been rounded to the amounts shown for convenience of presentation. Accordingly, the total of each column of amounts may not be equal to the total of the relevant individual items. All references to our business and products (1) prior to April 2015 refer only to SkinnyPop, (2) for the period from April 2015 to April 2016 refer to SkinnyPop and Paqui and (3) after April 29, 2016, refer to SkinnyPop, Paqui and Boundless Nutrition. The Predecessor and Successor financial data has been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance.

INDUSTRY AND MARKET DATA

Information contained in this prospectus or incorporated by reference herein contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by Mintel Group Ltd, or Mintel, Nielsen Holdings N.V., or Nielsen, and Information Resources, Inc., or IRI, or other publicly available information, as well as other information based on internal sources. Unless we indicate otherwise, the information contained herein or incorporated by reference from IRI is based in part on data reported through its Syndicated Market Advantage service of retail sales, market share, category and other data for categories and segments of U.S. brands and outlets that have or sell products with attributes of Salty Snacks and Popcorn/Popcorn oil for the years 2010 to March 2016. This information is interpreted solely by us, and is neither all-inclusive nor guaranteed by IRI. Without limiting the generality of the foregoing, specific data points from IRI may vary considerably from other information sources. Although we believe that the third-party sources referred to in this prospectus are reliable and the information generated internally is accurate, neither we, nor the underwriters nor the selling stockholders have independently verified any of the information from third-party sources. While we are not aware of any misstatements regarding any information presented in this prospectus, estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our primary trademarks include “SKINNYPOP”, “SKINNYPACK”, “THE BIG SKINNY”, “PAQUI”, “DON’T WORRY BE PAQUI” and “OATMEGA BAR” and all of which are registered in the United States with the U.S. Patent and Trademark Office. Certain of our trademarks are also registered or pending registration in foreign jurisdictions, including Australia, Canada, China, India, Japan, Mexico, Russia, Turkey, and the European Union. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 4, 2016, or the First Quarter 10-Q, incorporated by reference herein, and our consolidated financial statements and the related notes incorporated by reference herein, before making an investment decision.

Our Company

Amplify Snack Brands is a high growth, snack food company focused on developing and marketing products that appeal to consumers’ growing preference for Better-For-You, or BFY, snacks. Our vision is to become a global leader in great tasting BFY snacks. Our anchor brand, SkinnyPop, is a rapidly growing, highly profitable and market leading BFY ready-to-eat, or RTE, popcorn brand. Through its simple, major allergen-free and non-GMO ingredients, SkinnyPop embodies our BFY mission and has amassed a loyal and growing customer base across a wide range of food distribution channels in the United States. SkinnyPop’s continued success and robust financial characteristics, combined with our experienced and talented management team, position us to become an industry-leading BFY snacking company that capitalizes on the potential of great-tasting and high-quality BFY snack brands that we create and acquire. To that end, in April 2015, we acquired Paqui, an emerging BFY tortilla chip brand, and in April 2016, we acquired Boundless Nutrition, which manufactures and distributes Oatmega protein snack bars and Perfect Cookie products. Paqui’s and Boundless Nutrition’s products have many of the same key taste and BFY attributes as SkinnyPop. These acquisitions allow us to leverage our infrastructure to help us grow into adjacent snacking sub-segments with innovative BFY brands. We believe that our focus on building a portfolio of exclusively BFY snack brands differentiates us and will allow us to leverage our platform to realize material synergies across our family of BFY brands, as well as allow our retail customers to consolidate their vendor relationships in this large and growing category.

We target sizable global and U.S. markets, with Nielsen estimating global retail snack sales to be in excess of $370 billion and North American retail snack sales in excess of $120 billion for the twelve months ended March 31, 2014. We estimate the U.S. salty snack segment to be in excess of $20 billion in annual retail sales and that it will grow approximately 3% to 4% per year through 2020. To date, our focus has been on developing brands in the rapidly growing BFY sub-segment of snacks. We believe that within the salty snack segment, BFY-focused brands are taking share from conventional brands, and we estimate that BFY-focused brands experienced aggregate growth in excess of 10% in 2015. We believe a variety of favorable consumer trends, including a greater focus on health and wellness, increased consumption of smaller, more frequent meals throughout the day and a strong preference for convenient BFY products, will continue to drive both strong overall snacking growth as well as the continued outperformance of BFY products within the overall market. Over time, we expect to explore the development and acquisition of additional BFY brands within other U.S. and global segments of the overall snacking market.

Our SkinnyPop brand, established in 2010, embodies our BFY mission while also providing rapid revenue and earnings growth, robust and steady margins, and strong cash flows to help facilitate further investments in organic and inorganic growth opportunities. We believe SkinnyPop continues to take meaningful market share from a variety of sizable sub-segments of the overall U.S. salty snack segment, although the brand competes most directly in the RTE popcorn sub-segment of salty snacks. The overall U.S. popcorn sub-segment is estimated at $2.0 billion in 2015 and grew 5.1% over the prior year. The approximately $1.1 billion RTE popcorn sub-segment is the fastest growing sub-segment within U.S. salty snacks and has grown at a compound annual growth rate of 14.0% from 2010 to 2015. The RTE popcorn sub-segment experienced a growth in sales of 21.1% for the 12 weeks prior to March 20, 2016 compared to the 12 weeks prior to March 22, 2015 according to IRI data. Within RTE popcorn, SkinnyPop was the fastest growing brand of scale in 2015, increasing its share of the sub-segment by 4.2 percentage points to 16.4% and accounting for 50% of total sub-segment growth. According to IRI data, SkinnyPop has continued its momentum in the RTE popcorn sub-segment for the 12 weeks prior to March 20, 2016 compared to the prior year period, with sales growth of 35.3% and an increase in RTE popcorn share of 2.0 percentage points to 19.2% for the period. Additionally, our market share increased to 16.9% over the 52 weeks prior to March 20, 2016, representing a 3.3 percentage point increase compared to the prior year period. SkinnyPop’s growth has been driven by continued gains in both distribution and sales velocity. According to IRI data, between 2013 and March 20, 2016, SkinnyPop’s sales velocity accelerated from $70 to $183, even as ACV increased from 32.7% to 73.6% over the same period, underscoring the brand’s ability to grow store level productivity even as we increased the number of retail locations where SkinnyPop is available. Despite our recent growth and a market-leading BFY presence, we believe significant opportunities remain for continued growth. For example, as of March 20, 2016, SkinnyPop’s household penetration, which represents the percentage of households that have purchased SkinnyPop over the prior 52 weeks, stood at 7.9% compared to an average of approximately 24.1% for the top 25 salty snack brands by dollar retail sales according to IRI data. SkinnyPop also has the opportunity to grow by increasing its product range in stores where the brand already has some existing presence. Our products are offered in the natural and conventional grocery, drug, convenience, club and mass merchandise channels. As of March 20, 2016, SkinnyPop’s Total Distribution Points stood at approximately 268, versus an average of 1,049 TDPs for the top 25 leading salty snack brands. In addition, from March 22, 2015 to March 20, 2016, the average number of SkinnyPop items sold per store increased from 2.5 to 3.4.

Total Distribution Points(1)

(1)	Total Distribution Points is an IRI metric used to illustrate the distribution of a brand while taking into account the number of UPCs selling within that brand. TDPs are not determined by reference to any GAAP financial measure over any period.
(2)	The top 25 salty snack brands are those brands with the highest dollar retail sales for the 52 weeks prior to March 20, 2016 according to IRI data.
(3)	As of March 20, 2016.

Company Growth and Performance

We have experienced strong financial performance over the past several years, including:

•	Net sales increased from $132.4 million for the pro forma year ended December 31, 2014 (unaudited) to $183.9 million for the year ended December 31, 2015, representing growth of 39.0%, and increased from $44.3 million for the three months ended March 31, 2015 to $54.3 million for the three months ended March 31, 2016, representing growth of 22.7%;

•	Strong gross profit and Adjusted EBITDA (as defined below) margins of 58.6% and 44.5%, respectively, for the year ended December 31, 2013, 56.1% and 44.2%, respectively, for the Pro Forma Year Ended December 31, 2014 (Unaudited), 56.0% and 40.7%, respectively, for the year ended December 31, 2015, 55.1% and 43.4%, respectively, for the three months ended March 31, 2015 and 52.3% and 36.0%, respectively, for the three months ended March 31, 2016;

•	Net income under GAAP decreased from $24.8 million in the year ended December 31, 2013 to $13.6 million for the Pro Forma Year Ended December 31, 2014 (Unaudited), representing a decrease of 45%, decreased from $13.6 million for the Pro Forma Year Ended December 31, 2014 (Unaudited) to $9.9 million for the year ended December 31, 2015, representing a decrease of 27.4% and increased from $4.9 million for the three months ended March 31, 2015 to $8.4 million for the three months ended March 31, 2016, representing an increase of 71.3%;

•	Adjusted EBITDA increased from $24.8 million in the year ended December 31, 2013 to $58.5 million in the Pro Forma Year Ended December 31, 2014 (Unaudited), representing growth of 136.0%, increased from $58.5 million in the Pro Forma Year Ended December 31, 2014 (Unaudited) to $74.9 million in the year ended December 31, 2015, representing growth of 27.9% and increased from $19.2 million for the three months ended March 31, 2015 to $19.6 million for the three months ended March 31, 2016, representing an increase of 1.7%; and

•	Cash from operating activities was $26.3 million for the Predecessor period from January 1, 2014 to July 16, 2014, $12.7 million for the Successor period from July 17, 2014 to December 31, 2014, $47.0 million for the year ended December 31, 2015, and $(8.6) million for the three months ended March 31, 2016 and operating cash flow less capital expenditures was $26.1 million for the Predecessor period from January 1, 2014 to July 16, 2014, $12.5 million for the Successor period from July 17, 2014 to December 31, 2014, $46.2 million for the year ended December 31, 2015 and $(8.8) million for the three months ended March 31, 2016, driven by our asset-light and outsourced manufacturing model, which requires low levels of capital investment. The decrease in cash provided by operating activities for the three months ended March 31, 2016, was driven by a $23.0 million payment made to our Founders in March 2016 related to the Founder Contingent Compensation.

Industry Overview

Nielsen estimates the global snack market, as of March 2014, was in excess of $370 billion in annual retail sales, and growing at 2% annually when adjusted for inflation. Mintel estimates that nearly 94% of all Americans snack at least once per day, half of adults snack two to three times per day and 24% of millennials snack at least four times per day.

The SkinnyPop and Paqui brands currently compete in the salty snack segment, which includes products such as potato chips, tortilla chips, popcorn, cheese snacks, pretzels, corn snacks and meat snacks. IRI and Mintel estimate that the salty snack segment totaled approximately $22 billion and $24 billion in U.S. retail sales, respectively, in 2015. Mintel forecasts that popcorn will grow at 5.3% per year through 2020, serving as the second fastest growing product within salty snacks and trailing only meat snacks which is projected to grow at 5.7% per year over the same period. While we do not currently offer products in the potato chip, cheese snack, pretzel, corn snack or meat snack sub-segments, we may consider entering these markets in the future. We believe leading BFY brands within the salty snack segment grew at a rate in excess of 10% in 2015, significantly outpacing overall salty snack segment growth in the United States.

IRI estimates that total retail sales of popcorn in the United States were approximately $2.0 billion for 2015. In the 52 weeks prior to March 20, 2016, the RTE popcorn sub-segment grew by 14.0% to approximately $1.1 billion in retail sales, while the microwave popcorn sub-segment declined by 3.7% over the same period to $820 million in retail sales. We believe that this growth has largely been achieved by converting consumers from conventional salty snack products to RTE popcorn, as consumers become aware of the great taste and healthier characteristics offered by RTE popcorn. Some of the growth has also been achieved by consumers’ changing preference for RTE popcorn compared to traditional popcorn. RTE popcorn has emerged as a convenient, BFY snack in recent years, driven by both the overall BFY segment growth and improvements in product ingredients and packaging. We believe consumers are increasingly purchasing RTE popcorn because of their historical familiarity with traditional popcorn and because of consumer trends towards BFY snacks.

IRI estimates that total retail sales of tortilla chips in the United States were approximately $4.9 billion for the 52 weeks prior to March 20, 2016, making it one of the most purchased snacks in the U.S. IRI also estimates that the tortilla chip sub-segment grew at a compound annual growth rate of 4.8% between 2010 and 2015; and that the sub-segment grew at 3.8% in the 52 weeks ended March 20, 2016 compared to the prior 52 weeks. Paqui’s growth has been driven by gains in its sales velocity. For the 52 weeks prior to March 20, 2016, Paqui’s sales velocity accelerated from $4.7 to $15.8 even as ACV increased from 6.7% to 26.0% and Total Distribution Points increased 330.5% to approximately 98 according to IRI data. Given the fragmented nature of the BFY tortilla chip sub-segment, we believe that there is a significant opportunity to create a market-leading and great-tasting BFY brand.

Beyond popcorn and tortilla chips, there are several other sizable sub-segments within salty snacks such as potato chips, cheese snacks, pretzels and corn snacks at approximately $7.7 billion, $2.1 billion, $1.3 billion and $1.2 billion, respectively, in total retail sales in the United States in 2015 according to IRI and Mintel data. There is a significant potential opportunity to grow sales across multiple large categories as consumers are increasingly substituting BFY snacks within these categories. The growth of BFY snacks will continue to be supported by increased consumer focus on healthier lifestyles, as 60% of people who snack wish for more healthy options including 70% of households with children according to Mintel data. 33% of people who snack agree that there are not enough conveniently packaged snacks such as individual portions according to Mintel data. We believe that we are well positioned to benefit from these market trends and preferences in the coming years.

Our Competitive Strengths

We believe the continued growth and profitability of our company will be driven by the following competitive strengths:

•	BFY-focused snacking platform: With SkinnyPop as the anchor brand in our BFY-focused snacking platform, we believe that we will be able to increase our share of the large and growing global snack industry. We believe that, in addition to the strength of the SkinnyPop brand, we are well positioned to capitalize on several strengths as we continue to expand our platform.

•	Strong consumer appeal of our SkinnyPop Brand: The SkinnyPop brand is a leading RTE popcorn brand with strong consumer loyalty and one of the fastest growing brands in the entire salty snack segment. SkinnyPop’s BFY positioning is reinforced through our unique packaging, which communicates the key attributes of our brand including a simple, short ingredient list that is major allergen-free and contains only non-GMO ingredients. According to IRI data, SkinnyPop has the highest level of repeat purchase in the RTE popcorn sub-segment and one of the highest rates of repeat purchase relative to overall salty snacks segment leaders. In addition, according to a 2015 study done by the Company, brand aided awareness of SkinnyPop has increased 17 percentage points to 78% and brand favorability has increased 14.8 percentage points to 80.3%.

•	Highly attractive brand for retailers: SkinnyPop’s premium price point and strong sales velocities generate a high level of dollar profits relative to the shelf space our SkinnyPop products occupy, making these products highly attractive to a diverse set of retailers across various distribution channels. We primarily sell our products through the natural and conventional grocery, club, drug, mass merchandise and convenience channels. According to IRI data, retail sales of SkinnyPop grew in each of these channels during the 52 weeks prior to March 20, 2016 compared to the 52 weeks prior to March 22, 2015, and SkinnyPop retail sales represented 16.9% of the aggregate RTE popcorn sales in these channels during the 52 weeks prior to March 20, 2016. Because of our brand loyalty and high-quality products, we believe there are strong growth prospects for us in each of these channels, in addition to a variety of alternative channels of distribution we are actively pursuing.

•	Attractive financial profile: We have a strong financial profile characterized by net sales growth of 137.6%, 39.0% and 22.7%, gross profit margin of 56.1%, 56.0% and 52.3% and Adjusted EBITDA margin of 44.2%, 40.7% and 36.0% in the Pro Forma Year Ended December 31, 2014 (Unaudited), the year ended December 31, 2015, and the three months ended March 31, 2016, respectively. Our gross profit and Adjusted EBITDA margins have been strong over time. We are also highly cash generative given our outsourced manufacturing model, which requires modest capital investment, and low net working capital.

•	Culture of innovation: Because of our focus and ability to identify innovative BFY brands and nurture them through our talented team and expanding infrastructure, we believe we are attractive to entrepreneurs who are looking for a strategic partner, as evidenced by our acquisitions of Paqui and Boundless Nutrition.

•	Experienced management team: We have established a well-regarded, experienced management team who possess both entrepreneurial and classically-trained skill sets gained through their extensive branded consumer products experience.

•	Established infrastructure: We have the ability to leverage our sales force and strong relationships with our retail customers and distributors to help our brands gain distribution; leverage our operations team for improved demand planning and additional margin opportunities; and leverage our suppliers for purchasing and marketing resources for brand building.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

•	Expand distribution through new customer wins: We plan to capitalize on the strength of our SkinnyPop brand, positive market trends and our attractive retailer economics in order to penetrate new customers and increase the number of stores carrying our SkinnyPop, Paqui and Boundless Nutrition brands. Based on IRI data, management estimates that, as of December 27, 2015, SkinnyPop currently has less than 26% retail penetration within the more than 250,000 potential U.S. retail locations.

•	Continue to increase shelf space with existing customers: While SkinnyPop is highly attractive to retail customers given its premium price and attractive sales velocities, as of March 20, 2016, the average retail location carries only 3.4 of our UPCs per store compared to approximately 5.9 for our largest RTE popcorn competitors. We will continue to capitalize on our strong consumer appeal and attractive economics to retailers to increase UPCs per retailer and improve and increase our shelf space with both existing and new customers.

•	Continue to grow awareness and expand household penetration: Consumers who purchase SkinnyPop have a strong affinity for the brand as evidenced by our high level of repeat purchase, which has remained consistent, even as SkinnyPop has continued to gain customers. However, IRI data as of March 20, 2016 indicates that for the prior 52 weeks, only 7.9% (compared to 6.1% for the 52 weeks prior to March 22, 2015) of households have purchased SkinnyPop compared to 24.1% of households purchasing the top 25 salty snack brands. We intend to continue increasing our household penetration through marketing, including product sampling, social media tools and advertising, to educate consumers about our brands and benefits of our BFY snacks.

•	Continue product innovation and brand extensions: We intend to improve and strengthen our product offering by creating new and innovative flavors, packaging alternatives and additional products, while maintaining a focus on simple ingredients and BFY snacks that appeal to consumers.

•	Leverage platform to expand in attractive snacking categories: We intend to expand our business through the introduction of additional brands and products in the BFY snacking segment in order to generate incremental growth opportunities and synergies. We are actively looking to identify and evaluate new acquisition opportunities to complement our platform.

•	Pursue international expansion opportunities: According to Nielsen, North America represents approximately one-third of the global snacking market, and recent trends in North America, including a focus on BFY products, are becoming more prevalent globally. We believe our brands will resonate with consumers in markets outside North America. To that end, we sent our first shipment of products to Mexico in April 2016 and expect to expand our business to the United Kingdom in the third quarter of 2016.

Recent Developments

On April 29, 2016 we completed the acquisition of Boundless Nutrition, LLC. Based in Austin, Texas, Boundless Nutrition manufactures and distributes its Oatmega protein snack bars and Perfect Cookie products to natural, grocery, mass and foodservice retail partners across the United States. This acquisition expands our portfolio of great tasting BFY brands. IRI estimates that the snack bar sub-segment totaled approximately $5.9 billion in U.S. retail sales and represents 4.6% growth over the 52 weeks prior to March 20, 2016. In addition, Boundless Nutrition’s sales have increased more than 100% over the 52 weeks prior to March 20, 2016. We believe that Oatmega and Perfect Cookie represent a strong entry into the snack bar sub-segment and healthy cookie sub-segment, respectively. Mintel estimates that 79% of millennials aged between 25 and 34 consume snack bars and 77% of adults buy snack bars for their children with snack bar consumers rating protein as an essential nutrition attribute.

The aggregate purchase consideration of the Boundless Nutrition acquisition was approximately $20.8 million, and we may be required to pay additional consideration of up to $10 million in 2019. We borrowed $12.0 million under the revolving credit facility to partially fund the acquisition. The financial information in this prospectus does not give pro forma effect to the acquisition of Boundless Nutrition. The Company management evaluated the impact to the Company’s financial statements of the acquisition of Boundless Nutrition and concluded that the impact was not significant enough to require or separately warrant the inclusion of pro forma financial results inclusive of Boundless Nutrition under applicable SEC rules and regulations or under GAAP.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Changes in consumer preferences and discretionary spending may have a material adverse effect on our brand loyalty, net sales, results of operations and financial condition.

•	Consumers’ loyalty to our brands may change due to factors beyond our control, which could have a material adverse effect on our business and operating results.

•	We rely on sales to a limited number of distributors and retailers for the substantial majority of our net sales, and the loss of one or more such distributors or retailers may harm our business.

•	Sales of a limited number of SkinnyPop products and flavors contributed almost all of our historical profitability and cash flow. A reduction in the sale of our SkinnyPop products would have a material adverse effect on our ability to remain profitable and achieve future growth.

•	We currently depend primarily on one third-party co-manufacturer with one location to manufacture the substantial majority of our products. The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

•	We do not have any contracts with our customers that require the purchase of a minimum amount of our products. The absence of such contracts could result in periods during which we must continue to pay costs and service indebtedness with reduced sales.

•	Because we rely on a limited number of raw materials to create our products and a limited number of third-party suppliers to supply our raw materials, we may not be able to obtain raw materials on a timely basis, at cost effective pricing or in sufficient quantities to produce our products.

•	Our reputation as a producer of BFY products may be diminished due to real or perceived quality or health issues with our products or a change in consumers’ perception of what is BFY itself, which could have an adverse effect on our business and operating results. BFY is an industry term and not defined by the Food and Drug Administration.

•	We rely, in part, on our third-party co-manufacturers to maintain the quality of our products. The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation.

•	Our gross profit and Adjusted EBITDA margins may be impacted by a variety of factors, including but not limited to variations in raw materials pricing, retail customer requirements and mix, sales velocities and required promotional support.

•	Period-to-period comparisons may not be meaningful given the Sponsor Acquisition of SkinnyPop by TA Associates in 2014, the Paqui acquisition and the acquisition of Boundless Nutrition and may not be representative of our future performance.

•	A number of our products rely on independent certification that they are non-GMO, gluten-free or Kosher and the loss of any such certification could harm our business.

Our Principal Stockholder

Following this offering, TA Associates will beneficially own approximately     % of our issued and outstanding common stock (     % if the underwriters’ option to purchase additional shares is exercised in full). TA Associates will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult without the support of TA Associates. Furthermore, TA Associates may have interests that conflict with, or are different than, those of other stockholders. See “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering” and “Principal and Selling Stockholders”. Additionally, we have entered into a stockholders agreement and a registration rights agreement with entities affiliated with TA Associates in connection with our IPO. For more information regarding these agreements, see “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Registration Rights”.

Founded in 1968, TA Associates is one of the oldest and largest growth private equity firms in the world. TA Associates invests in growing private companies in exciting industries, with the goal of helping management teams build their businesses into great companies. With approximately $24 billion raised since inception and over four decades of experience, TA Associates offers its portfolio companies strategic guidance, global insight, strategic acquisition support, recruiting assistance and a significant network of contacts, in addition to sound financial backing.

Corporate Information and Structure and IPO

We were originally organized as SkinnyPop Popcorn LLC, an Illinois limited liability company, in 2010. In July 2014, we completed the Sponsor Acquisition, pursuant to which SkinnyPop Popcorn LLC became a wholly-owned subsidiary of the Company and SkinnyPop Popcorn LLC was thereafter converted into a Delaware limited liability company.

Prior to the consummation of our IPO, a series of related reorganization transactions (hereinafter referred to as the “Corporate Reorganization”) occurred in the following sequence:

•	TA Topco 1, LLC, or Topco, the former parent entity of the Company, liquidated in accordance with the terms and conditions of Topco’s existing limited liability company agreement, or the Topco Liquidation. The holders of existing units in Topco received 100% of the capital stock of the Company, which was allocated to such unit holders pursuant to the distribution provisions of the existing limited liability company agreement of Topco based upon the liquidation value of Topco. Since Topco was liquidated at the time of our IPO, the implied liquidation value of Topco was based on the IPO price of $18.00 per share. Topco ceased to exist following the Topco Liquidation.

•	The Company entered into a tax receivable agreement, or TRA, with the former holders of units in Topco pursuant to which such holders received the right to future payments from the Company. In December 2015, all of the former holders of units of Topco collectively assigned their interests to a new counterparty.

Immediately following the Corporate Reorganization, 15,000,000 shares of common stock of the Company were sold by selling stockholders to the public at a price of $18.00 per share. The selling stockholders (formerly holders of units in Topco), which included certain of our directors and officers, received all the proceeds from the sale of shares in the IPO. The Company did not receive any proceeds from the sale of shares in the IPO. Immediately following the IPO, former holders of units in Topco collectively owned 53,656,964 shares of common stock of the Company and 6,343,036 shares of the Company’s restricted stock, which were subject to vesting conditions.

Following the consummation of the Corporate Reorganization, Amplify Snack Brands, Inc. became a holding company, and its sole material asset is 100% of the membership units in SkinnyPop. As the sole and managing member of SkinnyPop, the Company operates and controls all of the business and affairs of SkinnyPop, Paqui and any other subsidiaries of the Company, through which we conduct our business. The Company consolidates the financial results of its subsidiaries, including SkinnyPop and Paqui. Pursuant to the limited liability company agreement of SkinnyPop, the Company has the right to determine when distributions will be made to the Company and the amount of any such distributions.

For more information regarding the Sponsor Acquisition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, “Risk Factors” and all of our audited consolidated financial statements and related notes incorporated by reference herein.

For more information on the Corporate Reorganization and ownership of our common stock, see Notes 1 and 10 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein, and “Principal and Selling Stockholders”.

Our principal executive offices are located at 500 West 5th Street, Suite 1350, Austin, Texas 78701, telephone 512.600.9893. Our website address is www.amplifysnackbrands.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	an option to present only two years of audited financial statements and only two years of related management’s discussion and analysis in the registration statement of which this prospectus is a part;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting for so long as we qualify as an “emerging growth company”;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements for so long as we qualify as an “emerging growth company”;

•	reduced disclosure about our executive compensation arrangements for so long as we qualify as an “emerging growth company”; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements for so long as we qualify as an “emerging growth company”.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer”, with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of our IPO. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. See “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

THE OFFERING

Common stock offered by the selling stockholders	shares.

Underwriters’ option to purchase additional shares from the selling stockholders	Up to shares.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	The principal purpose of this offering is to facilitate an orderly distribution of shares for the selling stockholders. The selling stockholders, which include certain of our directors, will receive all the proceeds from the sale of shares in this offering. We will not receive any proceeds from the sale of shares in this offering.

Concentration of ownership	Upon the consummation of this offering, our executive officers and directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock ( % if the underwriters’ option to purchase additional shares is exercised in full).

Lock-up agreements	The selling stockholders and the officers and directors of the Company will be subject to customary lockup agreements with a duration of 90 days. See “Underwriting”.

Listing trading symbol	“BETR”.

The number of shares of common stock to be outstanding after this offering is based on 74,814,003 shares outstanding as of March 31, 2016, and excludes:

•	300,000 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2016, at a weighted average price of $11.32 per share;

•	195,829 shares of our common stock subject to restricted stock units outstanding as of March 31, 2016; and

•	5,328,905 shares of common stock reserved for future issuance under our 2015 Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional              shares of common stock from the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our historical consolidated financial and other data. We have derived the summary (1) statements of income data for the year ended December 31, 2013 and the period from January 1, 2014 to July 16, 2014 for the Predecessor (as discussed below) and for the period from July 17, 2014 to December 31, 2014 and the year ended December 31, 2015 for the Successor (as discussed below), and (2) balance sheet data as of December 31, 2014 and December 31, 2015 from our audited consolidated financial statements and related notes included in our 2015 10-K that is incorporated by reference herein. We have derived the summary (1) statements of income data for the three months ended March 31, 2015 and the three months ended March 31, 2016 for the Successor and (2) balance sheet data as of March 31, 2016 from our unaudited condensed consolidated financial statements included in our First Quarter 10-Q that is incorporated by reference herein. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements that are incorporated by reference herein.

Our financial data prior to the date of the Sponsor Acquisition, which are the year ended December 31, 2013 and the period January 1, 2014 to July 16, 2014, are presented as the financial data of the Predecessor, which includes the results of the then-existing SkinnyPop Popcorn LLC. The financial data after the date of the Sponsor Acquisition, which is the period July 17, 2014 to December 31, 2014 and the year ended December 31, 2015, are presented as the financial data of the Successor. The balance sheet data as of December 31, 2014 and December 31, 2015 are presented as the balance sheets of the Successor. The Successor and Predecessor financial data have been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance.

After the consummation of the Sponsor Acquisition, the Company along with its subsidiary SkinnyPop Popcorn LLC, are referred to collectively in this prospectus as the “Successor”. Prior to the consummation of the Sponsor Acquisition, SkinnyPop Popcorn LLC is referred to in this prospectus as the “Predecessor”. We applied Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 805, “Business Combinations” on July 17, 2014, the closing date of the Sponsor Acquisition, and as a result, the merger consideration in the Sponsor Acquisition was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor. The fair value of identifiable intangibles totaled approximately $265.3 million and amortization of finite-lived intangibles was approximately $1.9 million for the Successor period July 17, 2014 to December 31, 2014 and $4.2 million for the year ended December 31, 2015. As a result of the application of acquisition method accounting, the Successor balances and amounts presented in the audited consolidated financial statements and footnotes are not comparable with those of the Predecessor. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

You should read the following selected consolidated financial data below in conjunction with Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K and First Quarter 10-Q incorporated by reference herein, “Risk Factors” and all of our audited consolidated financial statements and related notes incorporated by reference herein.

The Pro Forma Year Ended December 31, 2014 (Unaudited) is derived from the “Unaudited Pro Forma Condensed Consolidated Financial Information” in our 2015 10-K incorporated by reference herein and is included for informational purposes only and does not purport to reflect the results of operations of Amplify Snack Brands, Inc. that would have occurred had the Sponsor Acquisition, the

December 2014 Special Dividend or the May 2015 Special Dividend occurred on January 1, 2014. The Pro Forma Year Ended December 31, 2014 (Unaudited) (as more fully described in Item 7 “Unaudited Pro Forma Condensed Consolidated Financial Information” in our 2015 10-K incorporated by reference herein) contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the notes accompanying the unaudited pro forma condensed consolidated financial information incorporated by reference into this prospectus and should not be relied upon as being indicative of our results of operations had the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend occurred on the dates assumed.

	Predecessor		Successor	Pro Forma	Successor
(In thousands)	Year Ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Combined Year Ended December 31 2014	Year Ended December 31, 2015	Three months ended March 31, 2015	Three months ended March 31, 2016
Statement of Income Data:
Net Sales	$55,710	$68,353	$64,004	$132,357	$183,915	$44,275	$54,345
Cost of goods sold	23,054	29,429	28,724	58,153	80,972	19,866	25,927

Gross Profit	32,656	38,924	35,280	74,204	102,943	24,409	28,418
Operating expenses
Sales & marketing expenses(1)	5,938	5,661	6,977	12,638	18,527	3,618	5,679
General & administrative expenses(2)	1,960	1,394	13,611	27,238	46,261	9,032	5,432
Loss on change in fair value of contingent consideration(3)	—	—	—	—	1,521	—	—
Sponsor acquisition-related expenses(4)	—	1,288	2,215	510	—	—	—

Total operating expenses	7,898	8,343	22,803	40,386	66,309	12,650	11,111

Operating income	24,758	30,581	12,477	33,818	36,634	11,759	17,307
Interest expense	—	—	4,253	12,884	12,428	2,955	3,026

Income before income taxes	24,758	30,581	8,224	20,934	24,206	8,804	14,281
Income tax expense	—	—	3,486	7,326	14,321	3,900	5,879

Net income	$24,758	$30,581	$4,738	$13,608	$9,885	$4,904	$8,402

Basic and diluted earnings per share/unit(5)	$61,895.01	$76,452.74	$0.07	$0.20	$0.13	$0.07	$0.11
Basic and diluted weighted average shares/units outstanding(5)	400	400	68,716,568	68,716,568	74,747,605	74,449,844	74,838,937
Cash Flow Data:
Cash from (used in) operating activities	$22,469	$26,339	$12,719	$39,058	$46,999	$14,142	$(8,561)
Cash used in investing activities	(456)	(278)	(294,630)	(294,908)	(8,607)	(370)	(193)
Cash (used in) provided by financing activities	(19,362)	(28,533)	287,526	258,993	(25,256)	(2,500)	(2,563)
Other Financial Information (Non-GAAP):
Adjusted EBITDA	$24,805	$31,947	$26,592	$58,539	$74,892	$19,231	$19,556
Adjusted EBITDA margin	44.5%	46.7%	41.5%	44.2%	40.7%	43.4%	36.0%
Operating cash flow less capital expenditures	$22,013	$26,061	$12,541	$38,602	$46,222	$13,772	$(8,754)

(1)	Sales and marketing expenses include salaries and wages, commissions, broker fees, bonuses and incentives and other marketing and advertising expenses.
(2)	General and administrative expenses include salaries and wages, founder employment costs, depreciation of property and equipment, professional fees, amortization of intangible assets, insurance, travel and other operating expenses.

(3)	In addition to the base purchase price consideration paid at closing for Paqui in April 2015, the acquisition agreement requires us to pay additional earn-out consideration contingent upon the achievement of a defined contribution margin in 2018. At December 31, 2015, we re-measured the acquisition-date fair value of the contingent consideration based on a revised forecast of Paqui operating results in 2018, which resulted in a non-cash loss of approximately $1.5 million.
(4)	In the predecessor period from January 1, 2014 to July 16, 2014, Sponsor Acquisition-related expenses include (i) a $0.5 million payment and related expenses, paid to an advisor to the Predecessor in connection with the Sponsor Acquisition, and (ii) transaction bonuses of $0.8 million paid to employees in connection with the Sponsor Acquisition.
(5)	Refer to Note 2 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K and Note 2 in the accompanying Notes to Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q, incorporated by reference herein, for an explanation of the method used to calculate basic and diluted earnings per unit/share and basic and diluted weighted average units/shares outstanding used in the computation of the per unit/share amounts.

	Successor
(In thousands)	December 31, 2014(1)		December 31, 2015(1)		March 31, 2016
Balance Sheet Data:
Cash and cash equivalents	$5,615		$18,751		$7,434
Working capital(2)	1,182		(20,478)		(11,166)
Property and equipment, net	746		2,153		2,284
Other assets(3)	312,206		316,929		315,866
Total assets	335,514		357,932		349,340
Indebtedness(4)	196,623		198,211		195,865
Other liabilities	6,343	(5)	97,720	(6)	99,252	(6)
Total shareholders’ equity	121,168		15,423		24,617

(1)	In April 2015, the FASB issued Accounting Standards Update, or ASU, No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in ASU No. 2015-03 require an entity to present debt issuance costs in the balance sheet as a direct deduction from the carrying value of the related debt liability, rather than as an asset. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Effective January 1, 2016, we adopted ASU No. 2015-03 and applied the new guidance retrospectively, as required. As a result, we reclassified $3.4 million and $2.9 million at December 31, 2014 and December 31, 2015, respectively, of deferred financing costs, net from Other assets to a deduction from Indebtedness in the table above. The retrospective changes made to the December 31, 2014 and December 31, 2015 balance sheet data in the table above were not made to the 2015 10-K incorporated by reference herein.
(2)	Working capital is equal to the sum of current assets less the sum of current liabilities.
•	Current assets consist of cash and cash equivalents, accounts receivable- net, inventories, prepaid expenses, income tax receivable and other current assets.
•	Current liabilities consist of accounts payable and accrued liabilities, current portion of indebtedness, Founder Contingent Compensation discussed more fully in Notes 1 and 2 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein and Note 2 in the accompanying Notes to Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein, and the current portion of the tax receivable obligation discussed more fully in Note 10 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein and Note 2 in the accompanying Notes to Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein.
(3)	Consists of goodwill, intangible assets- net, deferred tax assets- net and other non-current assets.
(4)	Consists of the current and non-current portion of indebtedness.
(5)	Represents the recognizable portion of Founder Contingent Compensation as of December 31, 2014, which was based on the maximum potential obligation allowable under the employment agreements. For further information regarding Founder Contingent Compensation, see Notes 1 and 2 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein.
(6)	Consists of deferred tax liabilities- net, contingent consideration, equity awards liability, non-current portion of the tax receivable obligation and other non-current liabilities. For further information regarding the tax receivable obligation, see Note 10 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein and Note 2 in the accompanying Notes to Condensed Consolidated Financial Statements contained in Item 1 in our First Quarter 10-Q incorporated by reference herein.

Non-GAAP Financial Measures

We include Adjusted EBITDA and operating cash flow less capital expenditures, which we refer to as the non-GAAP metrics, in this prospectus because they are important measures upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance metric because we believe it facilitates operating performance comparisons from period-to-period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets and intangible assets and the impact of equity-based compensation expense. In addition, our credit agreement contains financial maintenance covenants, including a total funded debt ratio and a minimum fixed charge ratio, that use Adjusted EBITDA as one of their inputs. We include operating cash flow less capital expenditures in this prospectus because we believe capital expenditures are essential to maintaining our operational capabilities and are a recurring and necessary use of cash. We view operating cash flow less capital expenditures as a key performance metric because it reflects changes in, or cash requirements for, our working capital needs, and is useful in evaluating the amount of cash available for discretionary investments. Because such non-GAAP metrics facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use them for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe the non-GAAP metrics and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of non-GAAP metrics has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA metric does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA metrics may not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Operating cash flow less capital expenditures does not reflect other non-discretionary expenditures such as mandatory debt service requirements or acquisition consideration paid that could impact residual cash flow available for discretionary expenditures; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA and other non-GAAP measures differently, which reduces their usefulness as a comparative measure.

In evaluating non-GAAP metrics, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of any non-GAAP metrics should not be construed as an inference that our future results will be unaffected by these expenses or any other expenses, whether or not they are unusual or non-recurring items. When evaluating our performance, you should consider the non-GAAP metrics alongside other financial performance measures, including our net income and other GAAP results.

Adjusted EBITDA

Adjusted EBITDA is a financial performance measure that is not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted to exclude, when appropriate, interest expense, income tax expense, depreciation, amortization of intangible assets, Founder Contingent Compensation expense, inventory fair value adjustment, equity-based compensation expenses, expenses related to the Sponsor Acquisition and other non-operational items. Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

The following tables present a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor	Pro Forma		Successor
(In thousands)	Year Ended December 31, 2013	Combined Year Ended December 31, 2014		Year Ended December 31, 2015	Three months ended March 31, 2015	Three months ended March 31, 2016
Net income	$24,758	$13,608	(1)	$9,885	$4,904	$8,402
Non-GAAP adjustments:
Interest expense	—	12,884	(1)	12,428	2,955	3,026
Income tax expense	—	7,326	(1)	14,321	3,900	5,879
Depreciation	47	177		310	47	107
Amortization of intangible assets	—	4,166	(1)	4,228	1,042	1,063
Inventory fair value adjustment	—	401		—	—	—
Equity-based compensation expenses	—	235		3,305	788	1,079
Founder contingent compensation	—	18,408	(1)	18,261	4,602	—
Loss on change in fair value of contingent consideration	—	—		1,521	—	—
Transaction-related expenses:
Sponsor Acquisition-related expenses	—	510	(1)	—	—	—
IPO-related expenses(2)	—	—		9,339	685	—
Professional services(3)	—	—		349	—	—
Executive recruitment(4)	—	646		742	308	—
Recapitalization expenses(5)	—	178		91	—	—
Severance expenses(6)	—	—		112	—	—

Adjusted EBITDA	$24,805	$58,539		$74,892	$19,231	$19,556

(1)	Represents pro forma amounts as presented in the unaudited pro forma consolidated statement of operations. For further information, see Unaudited Pro Forma Consolidated Financial Information contained in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, “Risk Factors” and all of our audited consolidated financial statements and related notes in our 2015 10-K incorporated by reference herein.
(2)	Includes performance bonuses and related payroll taxes paid to employees after completion of the IPO, a financial advisory fee paid to an advisor in connection with the IPO, and legal, accounting, consulting, printing, filing and listing fees paid in connection with the IPO process.
(3)	Represents transaction costs associated with legal and accounting services.
(4)

Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. For further information regarding Indebtedness, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein.
(5)	Represents the expenses we incurred in connection with the December 2014 and May 2015 Special Dividends, respectively.
(6)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. For further information regarding Indebtedness, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein.

The following tables present a reconciliation of Adjusted EBITDA to our cash from (used in) operating activities for each of the periods indicated:

	Predecessor	Pro Forma	Successor
(In thousands)	Year Ended December 31, 2013	Combined Year Ended December 31, 2014	Year Ended December 31, 2015	Three months ended March 31, 2015	Three months ended March 31, 2016
Cash from (used in) operating activities	$22,469	$39,058	$46,999	$14,142	$(8,561)
Reconciling Items
Interest expense	—	4,253	12,428	2,955	3,026
Income tax expense	—	3,486	14,321	3,900	5,879
Deferred income taxes(1)	—	3,126	(8,241)	247	(1,268)
Amortization of deferred financing costs and debt discount(2)	—	(292)	(844)	(185)	(217)
Net change in operating assets and liabilities, net of effects of acquisition	2,336	2,680	(404)	(2,821)	(2,303)
Inventory fair value adjustment	—	401	—	—	—
Founder Contingent Compensation(3)	—	1,500	—	—	23,000
Transaction-related expenses:
Sponsor Acquisition-related expenses	—	3,503	—	—	—
IPO-related expenses	—	—	9,339	685	—
Executive recruitment(4)	—	646	742	308	—
Recapitalization expenses(5)	—	178	91	—	—
Severance expenses(6)	—	—	112	—	—
Other professional services(7)	—	—	349	—	—

Adjusted EBITDA	$24,805	$58,539	$74,892	$19,231	$19,556

(1)	Represents a non-cash component of income tax expense above.
(2)	Represents a non-cash component of interest expense above.
(3)	These adjustments reflect the payments made to the Founders under their respective employment agreements entered into in connection with the Sponsor Acquisition. For further information, see Notes 2 and 17 in our 2015 10-K incorporated by reference herein.
(4)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement. Adjusted EBITDA is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. For further information regarding indebtedness see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
(5)	Represents the expenses we incurred in connection with the December 2014 and May 2015 Special Dividends, respectively.
(6)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement. Adjusted EBITDA is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. For further information regarding indebtedness see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein.
(7)	Represents transaction costs associated with legal and accounting services.

Operating Cash Flow Less Capital Expenditures

Operating cash flow less capital expenditures is a financial measure that is not calculated in accordance with GAAP. We define “operating cash flow less capital expenditures” as cash from operating activities, which is the most comparable GAAP financial measure, reduced by capital expenditures. Below, we have provided a reconciliation of operating cash flow less capital expenditures to our cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. Operating cash flow less capital expenditures should not be considered as an alternative to cash from operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. Our operating cash flow less capital expenditures may not be comparable to similarly titled measures of other organizations because other organizations may not calculate operating cash flow less capital expenditures in the same manner as we calculate the measure. Since capital spending is essential to maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider capital spending when evaluating our cash from operating activities. We view operating cash flow less capital expenditures as an important measure because it reflects changes in, or cash requirements for, our working capital needs, and is one factor in evaluating the amount of cash available for discretionary investments.

The following tables present a reconciliation of operating cash flow less capital expenditures to cash from (used in) operating activities, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor	Pro Forma	Successor
(In thousands)	Year Ended December 31, 2013	Combined Year Ended December 31, 2014	Year Ended December 31, 2015	Three months ended March 31, 2015	Three months ended March 31, 2016
Cash from (used in) operating activities	$22,469	$39,058	$46,999	$14,142	$(8,561)
Capital expenditures	(456)	(456)	(777)	(370)	(193)

Operating cash flow less capital expenditures	$22,013	$38,602	$46,222	$13,772	$(8,754)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Risks Related to Our Products

We rely on sales to a limited number of distributors and retailers for the substantial majority of our net sales, and the loss of one or more such distributors or retailers may harm our business.

A substantial majority of our sales are generated from a limited number of distributors and retailers, which we refer to as customers. For the three months ended March 31, 2016, sales to our two largest customers, Costco and Sam’s Club, represented approximately 29% and 15% of our net sales, respectively. In addition, these two customers accounted for approximately 28% of our accounts receivable as of March 31, 2016. Although the composition of our significant customers may vary from period to period, we expect that most of our net sales and accounts receivable will continue to come from a relatively small number of customers for the foreseeable future. We do not have commitments or minimum volumes that ensure future sales of our products to any of our customers. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant customers. A customer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. In addition, despite operating in different channels, our retailers sometimes compete for the same consumers. As a result of actual or perceived conflicts resulting from this competition, customers may take actions that negatively affect us. The loss of, or a reduction in sales or anticipated sales to, one or more of our most significant distributors or retailers may have a material adverse effect on our business, results of operation and financial condition.

Further, through our brand SkinnyPop, we have relatively new relationships with some of the largest U.S. retail chains such as Walmart, Target and CVS Pharmacy, and these customers may find, as they gain more experience selling our products, that their respective abilities to sell SkinnyPop products does not meet their expectations or they may not continue to place orders for our products.

Sales of a limited number of SkinnyPop products and flavors contributed almost all of our historical profitability and cash flow. A reduction in the sale of our SkinnyPop products would have a material adverse effect on our ability to remain profitable and achieve future growth.

Almost all of our net sales for the three months ended March 31, 2016 resulted from sales of our SkinnyPop products. The majority of our SkinnyPop branded net sales came from a variety of stock-keeping-units, or SKUs, under our Original flavor. Most of our secondary flavors, White Cheddar Flavor, Naturally Sweet, Sea Salt & Pepper and a rotational Hatch Chile flavored SKU, were first introduced in late 2013 or 2014, and Dusted Dark Chocolate and Jalapeño, were introduced in early 2016, represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing flavors of popcorn products or that any of our future food products and flavors will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance. Because sales of our SkinnyPop products make up all of our historical profitability and cash flows, reductions in sales of these products will have an adverse effect on our profitability and ability to generate cash to fund our product development, research and development efforts or potential acquisitions.

The following factors, among others, could affect continued market acceptance and profitability of SkinnyPop products:

•	the introduction of competitive products;

•	changes in consumer preferences among RTE popcorn and other snack food products;

•	changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

•	changes in awareness of the social effects of farming and food production;

•	changes in consumer perception about trendy snack products;

•	changes in consumer perception regarding the healthfulness or BFY nature of our products;

•	the level and effectiveness of our sales and marketing efforts;

•	any unfavorable publicity regarding RTE popcorn products or similar products;

•	any unfavorable publicity regarding the SkinnyPop brand;

•	litigation or threats of litigation with respect to our products;

•	the price of our products relative to other competing products;

•	price increases resulting from rising commodity costs;

•	any changes in government policies and practices related to our products, labeling and markets;

•	regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

•	new science or research that disputes the healthfulness of our products; and

•	adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

These factors may also impact market acceptance of our other BFY products, which could have a material adverse effect on our ability to realize our vision.

Adverse developments with respect to the sale of SkinnyPop products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend primarily on one third-party co-manufacturer with one location to manufacture the substantial majority of our SkinnyPop products. The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

Currently, the substantial majority of our SkinnyPop products are produced by one third-party co-manufacturer, which maintains only one facility for all of its customers. Our agreement with our primary third-party co-manufacturer provides that we will order a minimum amount of products each year during the agreement’s term. If we do not meet the minimum order amount, we must pay a penalty fee if such third-party co-manufacturer is no longer our exclusive manufacturer. The agreement may be terminated by us upon written notice and the payment of a termination fee. There can be no assurance that the third-party co-manufacturer’s capacity will be sufficient to fulfill our orders, and while we recently added an additional co-manufacturer, any supply shortfall could materially and adversely affect our business, results of operations and financial condition.

Additionally, we face the risk of disruption to our production and sales processes if our primary third-party co-manufacturer is unable or unwilling to produce sufficient quantities of our products in a timely manner or renew contracts with us or suffers a natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event. In addition, we are responsible for any increase in either of our third-party co-manufacturers’ costs and may not be able to pass these costs on to our customers. In order to continue manufacturing our products in the event of a disruption to our production and sales processes, we would have to increase our reliance on our other third-party co-manufacturer or identify and qualify new manufacturers, including obtaining third party certifications for claims, which we may be unable to do in a timely manner, if at all.

From time to time, we need to seek new manufacturers or enter into new arrangements with our existing manufacturers. However, only a limited number of manufacturers may have the ability to produce our products at the volumes we need, and it could take a significant period of time to locate and qualify such alternative production sources. Moreover, it may be difficult or expensive to find manufacturers to produce small volumes of our new products. Manufacturers may impose minimum order requirements and any failure on our part to meet these requirements could increase our costs. There can also be no assurance that we would be able to identify and qualify new manufacturers in a timely manner or that such manufacturers could allocate sufficient capacity in order to meet our requirements, which could materially adversely affect our ability to make timely deliveries of product. In addition, we may be unable to negotiate pricing or other terms with our existing or new manufacturers as favorable as what we currently enjoy. Furthermore, there is no guarantee a new third-party manufacturing partner could accurately replicate the production process and taste profile of our existing products.

Given our primary third-party co-manufacturer operates from a single site, shipments to and from the warehouses where our products are stored could be delayed for a variety of reasons, including weather conditions, strikes and shipping delays. Any significant delay in the shipments of product would have a material adverse effect on our business, results of operations and financial condition and could cause our sales and profitability to fluctuate during a particular period or periods.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products. The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation.

Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, require our third-party co-manufacturers to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with required certification programs or applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturers fail to comply with such programs or laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

We do not have any contracts with our customers that require the purchase of a minimum amount of our products. The absence of such contracts could result in periods during which we must continue to pay costs and service indebtedness with reduced sales.

Our customers do not provide us with firm, long-term or short-term volume purchase commitments. As a result of the absence of such contracts, we could have periods during which we have no or limited orders for our products, but we will continue to have to pay our costs, including those to maintain our work force and service our indebtedness with reduced sales. We cannot assure you that we will be able to timely find new customers to supplement periods where we experience no or limited purchase orders or that we can recover fixed costs as a result of experiencing reduced purchase orders. Periods of no or limited purchase orders for our products could have a material adverse effect on our net income, cause us to incur losses or result in violations of the covenants contained in our Credit Facility.

Conversely, we may experience unanticipated increased orders for our products from these customers that can create supply chain problems and may result in orders we may be unable to meet. Unanticipated fluctuations in product requirements by our customers could result in fluctuations in our results from quarter to quarter.

Because we rely on a limited number of raw materials to create our products and a limited number of third-party suppliers to supply our raw materials, we may not be able to obtain raw materials on a timely basis, at cost effective pricing or in sufficient quantities to produce our products.

The principal ingredients to manufacture our products include popcorn kernels, white corn, sunflower oil, canola oil and seasonings. There may be a limited market supply of any of our core ingredients, including in particular the specific popcorn kernel we use. In addition to the market limitations of the raw materials used to make our products, we rely on a limited number of third-party suppliers to supply us with such raw materials. Although we have multiple suppliers for our popcorn seasoning, we have two suppliers for the sunflower oil and two key suppliers for the popcorn kernels used in our products. As of March 31, 2016, one vendor accounted for approximately 44% of our accounts payable. Any ordering error on our part or disruption in the supply of sunflower oil, popcorn kernels in general, or our specific type of popcorn kernel, could have a material adverse effect on our business, particularly our profitability and our margins. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply, pricing or exclusive access to raw materials from these sources. Any of our suppliers could discontinue or seek to alter their relationships with us. Additionally, we may be adversely affected if there are increases in demand for the specific raw materials we use in our products, there is a reduction in overall supply of our required raw materials or our suppliers raise their prices, stop selling to us or our third-party manufacturer or enter into arrangements that impair their abilities to provide us or our third-party manufacturer with raw materials.

Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance, reputation and weather conditions during growing, harvesting or shipping, including flood, drought, frost and earthquakes, as well as natural or man-made disasters or other catastrophic occurrences.

If we experience significant increased demand for our products, or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials will be available when required on acceptable terms, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards.

Even if our existing suppliers are able to expand their capacities to meet our needs or we are able to find new sources of raw materials, we may encounter delays in production, inconsistencies in quality and added costs. We are not able to pass increased costs onto the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in, or increased costs of, our supply of raw materials could have an adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration, or FDA, and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free or Kosher. Any non-compliance with the FDA or the loss of any such certification could harm our business.

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA’s regulations and any such non-compliance could harm our business. In addition, we rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term “gluten-free” and we must comply with the FDA’s definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We must expend resources to create consumer awareness, build brand loyalty and generate interest in our products. In addition, competitors may offer significant price reductions, and we cannot ensure that consumers will find our products suitably differentiated from products of our competitors.

Our ability to develop, market and sell new and existing products at an appropriate price may be hampered by unfavorable terms of sale imposed by our customers, the inability to obtain shelf space or preferable shelf placement for our products at a reasonable cost or, once placed, the failure to have an attractive price set for our products. Competitors, many of whom have greater resources than us, vie for the same shelf placement and may offer incentives to the retailers that we cannot match. In addition, unattractive shelf placement and pricing may put us at a disadvantage to our competitors.

Even if we do obtain shelf space or preferable shelf placement, our new and existing products may fail to achieve the sales expectations set by our retailers, potentially causing these retailers to remove our products from the shelf. Additionally, an increase in the number and quality of private-label products in the product categories in which we compete could create more pressure for shelf space and placement for branded products within each such category, which could adversely affect our sales.

To obtain and keep shelf placement for our products, we may need to increase our marketing and advertising spending in order to create consumer awareness, protect and grow our existing market share or to promote new products, which could impact our operating results. In addition, we consistently evaluate our product lines to determine whether or not to discontinue certain products. Discontinuing product lines may increase our profitability but could reduce our sales and hurt our brand, and a reduction in sales of certain products could result in a reduction in sales of other products. We cannot assure you that the discontinuation of product lines will not have an adverse effect on our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as popcorn kernels, white corn, sunflower oil, canola oil, seasonings and salt. In addition, we purchase and use significant quantities of film and corrugate to package our products. In recent periods, the prices of yellow corn (which impacts the price of popcorn kernels), white corn, canola oil, sunflower oil and fuel have been priced below their respective historical five-year averages and we have realized some benefits from these low prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. In particular, the availability, quality and cost of our specific type of popcorn kernels and sunflower oil are subject to risks inherent to farming, such as crop size, quality and yield fluctuations caused by poor weather and growing conditions, pest and disease problems and other factors beyond our control. Continued volatility in the prices of raw materials and other supplies we purchase could increase our cost of goods sold and reduce our profitability.

We currently secure raw materials capacity and pricing for up to three years forward on certain raw materials and not more than a year forward on other raw materials. We do not hedge pricing or availability of any raw materials. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices. Additionally, should raw materials prices move meaningfully lower, there is no guarantee our customers will not ask us to pass some or all of our savings on to them in the form of price reductions. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, the vagaries of these farming businesses (including poor harvests), changes in national and world economic conditions and our ability to forecast our ingredient requirements. The popcorn kernels and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. In addition, we compete with other food producers in the procurement of ingredients, such as sunflower oil, which are often less plentiful in the open market than conventional ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers and may adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely on third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

Severe weather conditions and natural disasters such as fires, floods, droughts, hurricanes, earthquakes and tornadoes can affect crop supplies, manufacturing facilities and distribution activities, and negatively impact the operating results of our business.

Severe weather conditions and natural disasters, such as fires, floods, droughts, frosts, hurricanes, earthquakes, tornadoes, insect infestations and plant disease, may affect the supply of raw materials on which we depend to make food products, or may curtail or prevent the manufacturing or distribution of food products by us. Competing manufacturers might be affected differently by weather conditions and natural disasters, depending on the location of their sources of supplies and manufacturing or distribution facilities. If supplies of raw materials available to us are reduced, we may not be able to find enough supplemental supply sources on favorable terms, which could adversely affect our business and operating results.

Risks Related to Our Brands

Changes in consumer preferences and discretionary spending may have a material adverse effect on our brand loyalty, net sales, results of operations and financial condition.

We compete in a market that relies on innovation and evolving consumer preferences. We focus on products that are or are perceived to be BFY, an industry term not defined by the Food and Drug Administration. However, the food processing industry in general, and the snacking and dietary-need specific industries (including the Kosher, major allergen-free and gluten-free industries) in particular, are subject to changing consumer trends, demands and preferences. Therefore, products once considered BFY may over time become disfavored by consumers or no longer perceived as BFY. Trends within the food industry change often and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand and price reductions, and could have a material adverse effect on our business, results of operations and financial condition. Factors that may affect consumer perception of BFY products include dietary trends and attention to different nutritional aspects of foods, concerns regarding the health effects of specific ingredients and nutrients, trends away from gluten-free or non-GMO products, trends away from specific ingredients in products and increasing awareness of the environmental and social effects of product production. Consumer perceptions of the nutritional profile of gluten-free and non-GMO products may shift, and consumers may perceive food products with fewer carbohydrates, higher levels of protein, lower levels of fat and additional fiber as BFY. Our success depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their needs and preferences on a timely and affordable basis. A change in consumer discretionary spending, due to economic downturn or other reasons may have a material effect on sales. If consumer demand for our products decline, our sales and business would be negatively affected.

We may not be able to compete successfully in the highly competitive snack food industry.

The market for snack foods is large and intensely competitive. Competitive factors in the snack food industry include product quality and taste, brand awareness among consumers, access to supermarket shelf space, price, advertising and promotion, innovation of on-trend snacks, variety of snacks offered, nutritional content, product packaging and package design. We compete in that market principally on the basis of product taste and quality, but also brand recognition and loyalty, marketing, advertising, price and the ability to satisfy specific consumer dietary needs (including Kosher, major allergen-free and gluten-free needs) against numerous multinational, regional and local companies. With the expansion of our BFY platform to include Boundless Nutrition, the competition risks associated with being on-trend and satisfying consumer dietary demands will increase. Substantial advertising and promotional expenditures may be required to maintain or improve a brand’s market position or to introduce a new product to the market, and participants in our industry are engaging with new media, including consumer outreach through social media and web-based channels. Our ability to compete may be also dependent on whether our products are placed in the BFY snack aisle or in the traditional snack food aisle, or both. An increasing focus on BFY products in the marketplace will likely increase these competitive pressures within the category in future periods.

A substantial majority of sales in the snack food industry is concentrated among large food companies, including Frito Lay, Inc., a subsidiary of PepsiCo, Inc., The Kellogg Company, ConAgra Foods, Inc., Diamond Foods, Inc., General Mills, Inc., Snyder’s-Lance, Inc. and others that have substantially greater financial and other resources than us and sell brands that are more widely recognized than ours. These and numerous other companies that are actual or potential competitors of ours, many of which have greater financial and other resources (including more employees and more extensive facilities) than us, offer products similar to ours or a wider range of products than we offer. Local or regional markets often have significant smaller competitors, many of whom offer products similar to ours and may have unique ties to regional or national retail chains. Additionally, many of our retail customers, such as Costco and Whole Foods, have historically emphasized private-label offerings across categories as a key part of their strategy and these customers may create or expand competitive private-label product offerings. With expansion of our operations into new markets, we have and will continue to encounter significant competition from multinational, national, regional and local competitors that may be greater than that encountered by us in our existing markets. In addition, these competitors may challenge our position in our existing markets.

All of our sales involve the sale of BFY snack food products, which has various risks and uncertainties.

All of our sales involve the sale of products designed to be BFY snack food options. While BFY snack food products are currently popular and sales of such products have been increasing rapidly, consumers may not continue to be interested in BFY snack food products. Consumers may in the future choose to purchase other products that they perceive to be BFY or more “trendy” at a future time. Consumers may prefer products with fewer carbohydrates, higher levels of protein, lower levels of certain nutrients including fat, additional fiber or different nutritional characteristics that do not favor our products or sub-segments in general. In addition, our business could be adversely affected if larger, well-capitalized companies elect to either enter into the healthier snack food space or competed in irrational ways that could damage our margins, or if lower-priced private-label products gain market share. We also face the risk that competitors may significantly improve the taste and quality of the BFY snack foods they sell that are competitive with our products. Additionally, we face the risk our retail customers may request or require our products to deliver certain new “on trend” attributes in our products, which may either be impossible for us to achieve or cost prohibitive for us to deliver.

Our reputation as a producer of BFY products may be diminished due to real or perceived quality or health issues with our products or a change in consumers’ perception of what is BFY itself, which could have an adverse effect on our business and operating results.

We believe consumers of our products rely on us to provide them with high-quality, BFY food products containing no GMOs, gluten or major allergens. Concerns regarding the ingredients used in our products or the healthfulness, safety or quality of our products or our supply chain may cause consumers to stop purchasing our products, even if the basis for the concern is unfounded, has been addressed or is outside of our control. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards we set for our products. Adverse publicity about the healthfulness, safety or quality of our products, whether or not ultimately based on fact, may discourage consumers from buying our products and have an adverse effect on our brand, reputation and operating results.

We have no control over our products once purchased by consumers. Accordingly, consumers may store our products for long periods of time, which may adversely affect the quality of our products. If consumers do not perceive our products to be of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition could be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products may be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality, BFY food products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

Our SkinnyPop brand is of significant value and our brand and reputation may be diminished due to possible consumer disagreement with the use of the word “Skinny” on our product, differences in opinion as to what products are “Skinny” or increased negative connotation with the word “Skinny”. We may be subject to claims or litigation concerning our branding or labeling practices. Food product companies are, from time to time, subject to class action lawsuits related their branding or labeling. In 2014, we settled one such lawsuit for a nominal amount. Related or similar claims or lawsuits may be brought against us in the future. Additionally, changes in applicable laws or regulations, or evolving interpretations thereof, could necessitate changes to our branding or labeling. While we have never claimed that SkinnyPop is a low fat product, the FDA and FTC currently have no definition of the word “Skinny” and could, in the future, define the term in a way that is not favorable to our existing product branding or labeling.

Consumers’ loyalty to our brands may change due to factors beyond our control, which could have a material adverse effect on our business and operating results.

Our business currently depends in a large part on repeat purchases by the same consumers. We believe this purchasing pattern is indicative of brand loyalty. However, these consumers are under no obligation to continue to repeatedly purchase our product and could stop purchasing our product at any time. These consumers could cease purchasing our product for any number of reasons, some of which are beyond our control, including changing consumer trends, negative publicity regarding our brand, real or perceived quality or health issues with our products, a change in consumers’ perception of BFY, or the availability of lower priced alternative snack products, or for no reason at all. Erosion of our brand loyalty and the resulting decreased sales to consumers could have an adverse effect on our business and operating results.

We face competition in our business from generic or store branded products which may result in decreased demand for our products and pricing pressures.

We are subject to competition from companies, including from some of our customers, that either currently manufacture or are developing products directly in competition with our products. These generic or store-branded products may be a less expensive option for consumers than our products making it more difficult to sell our product. For example, Costco is well known for its Kirkland Signature brand, which offers high-quality products across a variety of categories at lower price points than many branded products. The development of competing Kirkland Signature products may cause Costco to decrease their orders of our products, require us to reduce the pricing of our products or drive Costco to change the shelf placement of our products in a detrimental way. Kroger, one of our largest customers, already competes with us through their Simple Truth RTE popcorn brand. Similarly, other large retail customers could follow similar private-label strategies. In future years, we may experience competition-induced pricing pressure from our customers due to such competition, which could have a material and adverse effect on our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could adversely affect the value of our platform.

We are currently an attractive brand for our customers because our products generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, customers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and platform.

Risks Related to Our Business Generally

Our gross profit and Adjusted EBITDA margins may be impacted by a variety of factors, including but not limited to variations in raw materials pricing, retail customer requirements and mix, sales velocities and required promotional support.

We have operated our company with strong gross profit and Adjusted EBITDA margins as compared to other food and snacking companies. While we expect our gross profit to increase in absolute dollars in future periods, we expect that our gross profit as a percentage of net sales has and will fluctuate and has and may decrease as a result of the competitive and other factors described herein. Our gross profit is impacted by a number of factors, including product pricing, raw material, labor, packaging and fuel costs. Should the competitive dynamic change in our industry (which could impact our margins through forces including but not limited to requiring us to alter our pricing strategy or requiring additional promotional activity), raw materials prices increase dramatically, or any of our customer relationships change materially, then we may not be able to continue to operate at our current margins. Additionally, should unforeseen events require our company to make significant and unplanned investments in additional infrastructure or marketing activities, our gross profit and Adjusted EBITDA margins could be materially reduced.

We may be subject to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm.

We sell products for human consumption, which involves risks such as product contamination or spoilage, product tampering, other adulteration, mislabeling and misbranding. Under certain circumstances, we may be required to, or may voluntarily, recall or withdraw products. A widespread product recall or product withdrawal may negatively and significantly impact our sales and profitability for a period of time and could result in significant losses depending on the costs of the recall, the destruction of product inventory, product availability, competitive reaction and customer and consumer reaction. We may also be subject to claims or lawsuits resulting in liability for actual or claimed injuries, illness or death. Any of these events may result in a material adverse effect on our business. Even if a product liability claim or lawsuit is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our current assessments and estimates.

For example, in 2014, a putative class action lawsuit was filed against our Predecessor related to the compliance of its product labels with various state and federal laws. The case settled for a nominal amount and was later dismissed with prejudice in July 2014 after SkinnyPop Popcorn LLC updated its product labels. From time to time, we have received threats by plaintiffs’ attorneys to bring similar class action lawsuits related to other alleged product label claims, including relating to the BFY nature of our products. We would vigorously defend any threatened lawsuit if brought. Such a lawsuit or related or similar claims or lawsuits may be brought against us in the future and the cost of defending against any such claims could be significant.

There is an additional risk that these types of suits may lead to consumer confusion, distrust and additional legal challenges for companies faced with them. Should we become subject to related or additional unforeseen lawsuits, including claims related to our products or their labeling or advertising, consumers may avoid purchasing our products or seek alternative products, even if the basis for the claims against us is unfounded. Additionally, adverse publicity about any lawsuit in which we are involved may further discourage consumers from buying our products. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Uncertainty as to the ingredients used in our products, regardless of the cause, may have a substantial and adverse effect on our brand and our business, results of operations and financial condition. In addition, some lawsuits have been filed against companies who make “natural” claims on their products. We make no “natural” claims on our products.

We have also been a party to several claims and proceedings in both the US Patent and Trademark Office and federal court regarding competitors’ attempted or actual infringement of the “SKINNYPOP” trademark. Each of these proceedings has resulted in a resolution whereby the competitor has expressly acknowledged our exclusive trademark rights to use “SKINNY” with respect to popcorn products. In some instances, however, we have expressly acknowledged the competitor’s rights to the term “SKINNY” with respect to non-popcorn snack foods. Additional matters may continue to arise from time to time where other competitors use the term “SKINNY” to refer to their products, and we may or may not be able to assert our trademark rights based on the specific facts in each case. We will continue to monitor and address such facts on a case-by-case basis.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, trade dress, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. We may not be able to preclude third parties from using the term “SKINNY” with respect to food or beverage products, and may not be able to leverage our branding beyond our current product offerings. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing our products, which could harm our business, financial condition or results of operations. In addition, a breakdown in our internal policies and procedures may lead to an unintentional disclosure of our proprietary, confidential or material non-public information, which could in turn harm our business, financial condition or results of operations.

We may not be successful in implementing our growth strategy, including without limitation, enhancing our brand recognition, increasing distribution of our products, attracting new consumers to our brands, and introducing new products and product extensions, either on a timely basis or at all.

Our future success depends in large part on our ability to implement our growth strategy, including without limitation, enhancing our brand recognition, increasing distribution of our products, attracting new consumers to our brands, driving repeat purchase of our products and introducing new products and product extensions. Our ability to implement our growth strategy depends, among other things, on our ability to develop new products, identify and acquire additional product lines and businesses, secure shelf space in grocery stores and supermarkets, increase customer awareness of our brands, enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products and compete with numerous other companies and products. In late 2014 and early 2015, SkinnyPop achieved significant distribution gains with some of the largest U.S. retail chains, including Walmart, Target and CVS Pharmacy. We cannot provide assurances to you that these customers will achieve performances comparable to our more seasoned retail customers nor that we will continue to expand retail distribution by adding more retail locations or SKU varieties as we have done with several other key customers in the past. We also cannot assure you that we will be able to successfully implement our growth strategy and continue to maintain growth in our sales. If we fail to implement our growth strategy, our sales and profitability may be adversely affected.

We may be unable to successfully identify and execute or integrate acquisitions.

In April 2015 and April 2016, we acquired Paqui and Boundless Nutrition, respectively. In addition, we plan to selectively pursue acquisitions in the future, to continue to grow and increase our profitability. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing products and identifying and acquiring brands in new categories and in new geographies for purposes of expanding our platform of healthier snacks. However, although we regularly evaluate multiple acquisition candidates, we cannot be certain that we will be able to successfully identify suitable acquisition candidates, negotiate acquisitions of identified candidates on terms acceptable to us, or integrate acquisitions that we complete.

Acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, which could increase prices and/or adversely affect our ability to consummate deals on favorable or acceptable terms, the potential unavailability of financial resources necessary to consummate acquisitions in the future, the risk that we improperly value and price a target, the potential inability to identify all of the risks and liabilities inherent in a target company notwithstanding our due diligence efforts, the diversion of management’s attention from the operations of our business and strain on our existing personnel, increased leverage due to additional debt financing that may be required to complete an acquisition, dilution of our stockholder’s net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions.

In addition, any future acquisitions may pose risks associated with entry into new geographic markets, including outside the United States, distribution channels, lines of business or product categories, where we may not have significant or any prior experience and where we may not be as successful or profitable as we are in businesses and geographic regions where we have greater familiarity and brand recognition. Potential acquisitions may also entail significant transaction costs and require a significant amount of management time, even where we are unable to consummate or decide not to pursue a particular transaction.

In addition, even when acquisitions, such as the acquisitions of Paqui and Boundless Nutrition, are completed, integration of acquired entities can involve significant difficulties, such as failure to achieve financial or operating objectives with respect to an acquisition, strain on our personnel, systems and operational and managerial controls and procedures, the need to modify systems or to add management resources, difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies, amortization of acquired assets (which would reduce future reported earnings), possible adverse short-term effects on cash flows or operating results, diversion of management’s attention from the operations of our business, integrating personnel with diverse backgrounds and organizational cultures, coordinating sales and marketing functions and failure to obtain and retain key personnel of an acquired business. Failure to manage these acquisition growth risks could have an adverse effect on us.

Our continued success depends to a large extent on our ability to innovate successfully and on a cost-effective basis.

The food industry and retailers in the grocery industry use new products as a way of creating excitement and variety of choices in order to attract consumers. Therefore, a key element of our growth strategy is to introduce new products and to successfully innovate our existing products and to keep up with changing consumer tastes and trends. Success in product development is affected by our ability to anticipate consumer preferences, to leverage our research and development capabilities, and to utilize our management’s ability to launch new or improved products successfully and on a cost-effective basis. It is possible that we will be unable to develop new products to address consumer demands.

The development and introduction of new products requires substantial research and development and marketing expenditures, which we may be unable to recover if the new products do not achieve commercial success and gain widespread market acceptance. Product innovation may also result in increased costs resulting from the use of new manufacturing techniques, capital expenditures, new raw materials and ingredients, new product formulas and possibly new manufacturers. There may also be regulatory restrictions on the production and advertising of our new products, and our new products may cannibalize sales of our existing products. In addition, underperformance of new product launches would damage overall brand credibility with customers and consumers.

Further, new products may not achieve success in the marketplace, due to lack of demand, failure to meet consumer tastes or otherwise. If we are unsuccessful in our product innovation efforts and demand for our products declines, our business would be negatively affected.

Additionally, we do not have exclusive rights to the term “SKINNY” and therefore other companies in the food and beverage categories could use the term, which would inherently limit our ability to enter new categories with our anchor brand.

Slotting fees and customer charges or charge-backs for promotion allowances, cooperative advertising and damaged, undelivered or unsold food products may have a significant impact on our operating results and may disrupt our customer relationships.

Retailers in the grocery industry charge slotting fees for access to shelf space and often enter into promotional and advertising arrangements with manufacturers that result in the sharing of promotional and advertising costs among the retail customer, distributor or manufacturer. As the retail grocery industry has consolidated and become more competitive, retail customers have sought greater participation by manufacturers in cooperative promotional and advertising arrangements, and are more inclined to pass on unanticipated increases in promotional and advertising costs to manufacturers. Additionally, retailers are exhibiting a greater willingness to take deductions for damaged, undelivered and unsold products or to return unsold products to manufacturers. If we are charged significant and unanticipated promotional allowances or advertising charges by retail customers, or if our customers take substantial charge-backs or return material amounts of our products, the operating results and liquidity of our business could be harmed, perhaps substantially. Moreover, an unresolved disagreement with a retail customer concerning promotional allowances, advertising charges, charge-backs or returns could significantly disrupt or cause the termination of a customer relationship, immediately reducing our sales and liquidity. Because of the limited number of retail customers in the U.S. grocery market, the loss of even a single retail customer could have a long-term negative impact on our financial condition and net sales.

Changes in retail distribution arrangements can result in the temporary loss of retail shelf space and disrupt sales of food products, causing our sales to fall.

From time to time, retailers change distribution centers that supply some of their retail stores. If a new distribution center has not previously distributed our products in that region, it may take time to get a retailer’s distribution center to begin distributing new products in its region. Even if a retailer approves the distribution of products in a new region, product sales may decline while the transition in distribution takes place. If we do not get approval to have our products offered in a new distribution region or if getting this approval takes longer than anticipated, our sales and operating results may suffer.

Fluctuations in our results of operations from quarter to quarter because of changes in our promotional activities may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

Our business is subject to quarterly fluctuations due to the timing of and demand for customer-driven promotional activities, which may have a disproportionate effect on our results of operations.

Historically, we have offered a variety of sales and promotion incentives to our customers and to consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. Our net sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. Reductions in overall sales and promotion incentives could impact our net sales and affect our results of operations in any particular fiscal quarter.

While we expect our net sales to increase in absolute dollars in future periods, we expect that our net sales growth rate will not keep pace with our net sales growth rate in prior periods, due to the increasing cumulative size of the net sales base on which future growth rates will be measured.

Historical quarter-to-quarter and period-over-period comparisons of our sales and operating results are not necessarily indicative of future quarter-to-quarter and period-over-period results. The national launch of our Paqui Tortilla chip brand in 2016 as well as our acquisition of Boundless Nutrition in April 2016 will limit the usefulness of comparisons to prior periods. You should not rely on the results of a single fiscal quarter or period as an indication of our annual results or our future performance.

Our future results of operations may be adversely affected by increased fuel costs.

Many aspects of our business have been, and may continue to be, directly affected by the rising cost of fuel. Increased fuel costs result in increased costs for the products and services we receive from our third-party providers including, but not limited to, increased distribution costs for our products and increased packaging costs. As the cost of doing business increases, we may not be able to pass these higher costs on to our customers and, therefore, any such cost increases may adversely affect our earnings. In addition, if fuel costs decline we may not benefit from these decreases because our customers may require us to pass on the benefit of lower prices to them.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products or components thereof (such as packaging) may be made, manufactured or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in:

•	food and drug laws (including FDA regulations);

•	laws related to product labeling;

•	advertising and marketing laws and practices;

•	laws and programs restricting the sale and advertising of certain of our products;

•	laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products;

•	laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;

•	increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on health of ingredients in, or attributes of, certain of our products;

•	state consumer protection and disclosure laws;

•	taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; competition laws;

•	anti-corruption laws;

•	employment laws;

•	privacy laws;

•	laws regulating the price we may charge for our products; and

•	farming and environmental laws.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

Loss of our key management or other personnel, or an inability to attract and retain such management and other personnel, could negatively impact our business.

Our success is substantially dependent on the continued service of certain members of our senior management, including Thomas Ennis, our Chief Executive Officer, or CEO, and Brian Goldberg, our Chief Financial Officer, or CFO. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and the reputation we enjoy with suppliers, contract manufacturers, distributors, retailers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We have employment agreements with our key senior executives, including our CEO, CFO and Jason Shiver, our Executive Vice President of Sales and Marketing. However, we do not maintain key-person life insurance with respect to any of them. We also had employment agreements with each of our founders, which expired on December 31, 2015. As discussed in more detail in Note 17 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein, in March 2016 we paid the founders $23.0 million of the $25.2 million estimated obligation accrued at December 31, 2015.

Additionally, we also depend on our ability to attract and retain qualified personnel to operate and expand our business. If we fail to attract talented new employees, our business and results of operations could be negatively affected.

As a result of our rapid growth over the past few years, we need to continue developing an infrastructure and workforce sufficient to meet the growing demands for our products.

We have experienced rapid growth in the past few years, which involves various risks related to ensuring that our infrastructure and personnel are sufficient to meet the growing demand for our products. For example, we must seek to identify our personnel needs in light of expected demand for our products, and we will need to identify, recruit, train and retain qualified employees in order to serve this anticipated demand, in all areas of our operations. Because we may hire additional employees in order to meet potential future needs and to ensure that our sales growth does not outgrow our infrastructure, we may experience higher levels of costs of goods sold and general and administrative expense as we build this infrastructure. While we do not anticipate extensive management needs, as we grow, we may add additional layers of management, process and bureaucracy into our governing structure. In doing so, we risk losing qualified employees and members of management who were attracted to our entrepreneurial culture but who may not want to remain at a larger company.

In addition, with sales and demand growing rapidly, we need to ensure that we have sufficient manufacturing capacity, both internal capacity and manufacturing arrangements, to meet actual and potential demand for our products. This could require us to make significant capital expenditure investments in order to make sure we have sufficient manufacturing capacity. If growth does not materialize as planned, these large investments could increase our cost of goods sold without increasing our profitability.

There can be no assurance that we will be successful in all of these efforts, and any failure to maintain sufficient infrastructure and personnel will have an adverse effect on our ability to grow and improve our profitability.

A failure of our new enterprise resource planning, or ERP, system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

We have recently implemented a new ERP system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. A failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies and sales losses, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, manage our supply chain and production facilities, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the systemic internal control features within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. The risks associated with a new ERP system are greater for us as a newly public company.

We have a limited operating history, and our historical financial information is not necessarily representative of the results we may achieve in the future.

We have been in operation since 2010. However, we only have three years of available audited consolidated financial statements. Our relatively limited available historical financial information does not necessarily reflect our future financial position, results of operations, or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations, or cash flows to materially differ from our historical financial information. While we have been profitable in the past, we cannot assure you that our profits will continue, at a similar level or at all.

We rely on information technology systems, and any inadequacy, failure, interruption or security breach of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and sales losses, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.

In addition, we sell our products over the internet through third-party websites, including those operated by Amazon.com. The website operations of such third parties may be affected by reliance on other third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which these website operations are conducted, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, the ability of our third-party partners to conduct these website operations may be affected by liability for online content and state and federal privacy laws.

Further, because of our rapid growth, we need to ensure that we have sufficient personnel to manage our growing IT infrastructure, and that our systems generate sufficient information and reports so that our management team can better anticipate future business needs. As we grow, we may decide in the future to install a new company-wide information technology system. Any future migration to a new company-wide information technology system would be costly and potentially disruptive to our business.

Our indebtedness could adversely affect our financial condition and ability to operate our company, and we may incur additional debt.

As of March 31, 2016 and December 31, 2015, we had outstanding indebtedness in the aggregate principal amount of $199 million and $201 million, respectively. Subsequent to March 31, 2016, we borrowed $12.0 million under the revolving credit facility to partially fund the acquisition of Boundless Nutrition. Our debt level and the terms of our financing arrangements could adversely affect our financial condition and limit our ability to successfully implement our growth strategy. In addition, our ability to increase the uncommitted portion of our revolving facility may be limited by our debt level or other factors.

Our ability to meet our debt service obligations will depend on our future performance, which will be affected by the other risk factors described herein. If we do not generate enough cash flow to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. There is no guarantee that we will be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our outstanding indebtedness under the Credit Agreement bears interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow.

The Credit Agreement governing our credit facility contains various covenants that impose restrictions on us that may affect our ability to operate our business if we fail to meet those covenants or otherwise suffer a default thereunder.

We are required to comply with certain financial maintenance covenants pursuant to the Credit Agreement as of the end of each fiscal quarter, including a total funded debt ratio and a minimum fixed charge coverage ratio. The Credit Agreement contains other negative incurrence-based covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens;

•	make specified types of investments and acquisitions;

•	pay dividends on or redeem or repurchase stock;

•	enter into new lines of business;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

Should we be in default under any of such covenants, Jefferies Finance LLC shall have the right, upon written notice and after the expiration of any applicable period during which such default may be cured, to demand immediate payment of all of the then-unpaid principal and accrued but unpaid interest under the Credit Agreement and would permit lenders to foreclose upon the collateral securing the debt. As of March 31, 2016, we were in compliance with all covenants of the Credit Agreement. Based on the calculation of Excess Cash Flow and the Company’s Senior Secured Leverage Ratio (as defined in the Credit Facility) as of December 31, 2015, the Company will make a prepayment on the term loan of $2.5 million, no later than May 6, 2016.

As we execute our business strategy, we may not be able to remain in compliance with our financial covenants because various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. These restrictions on the operation of our business through the requirement that we meet certain ratios to take certain actions could harm us by, among other things, limiting our ability to take advantage of financing, merger and acquisition opportunities and other corporate opportunities. Additionally, any acceleration of the borrowings under the Credit Agreement prior to the applicable maturity dates could have a material adverse effect upon our business, financial condition and results of operations. For further information regarding Indebtedness, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein.

To the extent we further grow our business outside of the United States and Canada, we will face risks associated with conducting business in foreign markets.

We currently conduct most of our business in the United States and Canada, but we have begun sales in Mexico and are evaluating the possibility of doing business in certain other foreign countries. The substantial up-front investment required, the lack of consumer awareness of our products in jurisdictions outside of the United States and Canada, differences in consumer preferences and trends between the United States and Canada and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling, food and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. To the extent we grow our business outside of the United States and Canada, we could be adversely affected by economic, legal, political and regulatory developments in the countries in which we do business in the future or in which we expand our business, particularly those countries that have historically experienced a high degree of political or economic instability.

Examples of risks inherent in doing business outside of North America include changes in the political and economic conditions in the countries in which we operate, unexpected changes in regulatory requirements, changes in tariffs, the adoption of foreign or U.S. laws limiting exports to or imports from certain foreign countries, fluctuations in currency exchange rates and the value of the U.S. dollar, restrictions on repatriation of earnings, expropriation of property without fair compensation, weak protection of intellectual property rights and the acceptance of business practices that are not consistent with or are antithetical to prevailing business practices we are accustomed to in the United States, including export compliance and anti-bribery practices and governmental sanctions. We may also face difficulties in operations and diversion of management time in connection with establishing our business in countries where we have not operated before.

Doing business outside the United States requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions, which place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage.

In addition, the United Kingdom Bribery Act, or the Bribery Act, extends beyond bribery of foreign public officials and also applies to transactions with individuals that a government does not employ. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Our continued expansion outside the United States, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future. Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment.

The pro forma financial information that is incorporated by reference in this prospectus is for illustrative purposes only and does not represent what the results of operations of the combined company would have been had the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend occurred on January 1, 2014, the date assumed for purposes of that pro forma information, nor does it represent the actual financial position or results of operations of the combined company following the Sponsor Acquisition. In addition, the pro forma financial information does not give effect to this offering.

The pro forma financial information that is incorporated by reference in this prospectus is derived from our consolidated results of operations giving pro forma effect to the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend. For further information, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, as if such transactions occurred on January 1, 2014. It is presented for illustrative purposes only and contains certain estimates and assumptions about the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend. It does not give effect to our recent IPO, and in particular the impact of the tax receivable agreement. The preparation of this pro forma financial information is based on certain assumptions and estimates that we believe are reasonable. Our assumptions may prove to be inaccurate over time and may be affected by other factors. Accordingly, the pro forma financial information may not reflect what our results of operations, financial positions and cash flows would have been had the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend, respectively, occurred during the periods presented or what our results of operations, financial positions and cash flows will be in the future. The pro forma information contained in this prospectus is based on adjustments that our management believes are reasonable. Our estimate of these adjustments and allocation may differ from actual amounts that we report in the future.

Our tax receivable agreement will require us to make cash payments to a counterparty in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

In August 2015, we entered into a tax receivable agreement with the former holders of units of Topco, our former parent entity. In December 2015, all of the former holders of units of Topco collectively assigned their interests to a new counterparty. Pursuant to the tax receivable agreement, we are required to make cash payments to the counterparty equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of certain tax attributes that were generated when SkinnyPop was acquired by affiliates of TA Associates in July 2014.

The amount of the cash payments that we are required to make under the tax receivable agreement is expected to be significant. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $113.1 million through 2030. Under such scenario we would be required to pay the counterparty 85% of such amount, or $96.1 million through 2030.

Payments under the tax receivable agreement may vary from the foregoing estimates and will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the counterparty under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. If the Internal Revenue Service, or IRS, were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the counterparty would be reduced by the amount of such payments, but the tax receivable agreement does not require the counterparty to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement.

Our obligation to make timely payments under the tax receivable agreement is not conditioned upon, and will not be modified based upon, our historical net income for any previous period or our ability to generate net income in any future period. If, however, we fail to make any payments on a timely basis under the tax receivable agreement because we do not have sufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing our subsidiaries to distribute or lend funds to us for such payment and accessing any sources of available credit to fund such payment), such failure will not be deemed to be a breach of a material obligation under the tax receivable agreement that would give rise to an acceleration of our payment obligations under the agreement. To the extent that we are unable to make timely payments under the tax receivable agreement for this or any other reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the tax receivable agreement. Unless earlier terminated in accordance with its terms, the tax receivable agreement will continue in force and effect until there is no further potential for tax benefit payments to be made by us to the counterparty in respect of the U.S. federal, state and local tax benefits that are the subject of such agreement.

Based on current tax rules and regulations as of the date in our 2015 10-K, we expected the potential for tax benefit payments to cease no later than 2030 (or approximately fifteen years after the date of our IPO). For further information, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our 2015 10-K incorporated by reference herein.

Disruptions in the worldwide economy may adversely affect our business, results of operations, and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns, making it more difficult to sell our premium products. During economic downturns, it may be more difficult to convince consumers to switch to our brands or convince new users to choose our brands without expensive sampling programs and price promotions. In particular, consumers may reduce the amount of products with no GMOs, gluten, or preservatives that they purchase when there are conventional offerings of similar products, which generally have lower retail prices. In addition, consumers may choose to purchase private-label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. For example, during the economic downturn from 2007 through 2009, distributors and retailers significantly reduced their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

An impairment of goodwill could materially adversely affect our net income.

We have significant goodwill, which amounted to 13.6% and 13.2% of our total assets as of March 31, 2016 and December 31, 2015, respectively. Our acquisition of Boundless Nutrition in April 2016 and any other acquisitions could increase this amount. Goodwill represents the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed. In accordance with GAAP, we first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting units are less than their carrying amounts as a basis to determine whether it is necessary to perform the two-step goodwill impairment test, which we perform annually in the third fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Future events that may trigger impairment include, but are not limited to, significant adverse change in customer demand, the business climate or a significant decrease in expected cash flows. When impaired, the carrying value of goodwill is written down to fair value. In the event that an impairment to goodwill is identified, an immediate charge to earnings would be recorded, which would adversely affect our operating results. For further information, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Intangible Assets” in our 2015 10-K incorporated by reference herein.

An impairment of indefinite-lived intangibles could materially adversely affect our net income.

We have significant indefinite-lived intangible assets, which amounted to 60.7% and 59.2% of our total assets as of March 31, 2016 and December 31, 2015, respectively. Our acquisition of Boundless Nutrition in April 2016 and any other acquisitions could increase this amount. Indefinite-lived intangibles are tested for impairment annually in the third fiscal quarter and whenever events or changes in circumstances indicate the carrying value of the indefinite-lived intangible assets may not be recoverable. When impaired, the carrying value of indefinite-lived intangible assets is written down to fair value. In the event that an impairment is identified, an immediate charge to earnings would be recorded, which would adversely affect our operating results. For further information, see Item 8 in our 2015 10-K incorporated by reference herein and Note 6 in the accompanying Notes to Consolidated Financial Statements incorporated by reference herein.

We rely on sales agents for our products and there could be a disruption in our ability to sell products to our customers if our relationship with a major sales agent is terminated.

We are represented by 19 agents who represent almost all of our product line to supermarkets and food stores. There are a very limited number of national sales agents in the snack food industry. Our agreements with these agents are terminable by either us or them after satisfaction of a short notice period. The termination of these agreements would require us to seek other sales agents, likely causing significant disruption to our business, and could affect our relationships with our customers. New sales agents would also potentially face conflicts of interest with respect to their existing customers.

A determination that the employees of our current third-party manufacturer or any future third-party co-manufacturers constitute our employees could have a material adverse effect on us.

We currently outsource the manufacturing of all of our products to a third-party co-manufacturer and we expect that we will continue to outsource the manufacturing of all of our products to one or more third-party manufacturers in the future. We do not consider employees of these third-party manufacturers to be our employees. As such, we do not withhold federal or state income or other employment related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act payments, provide workers’ compensation insurance or other employee-related benefits with respect to these manufacturers’ employees. Recently, there has been an increase in litigation against companies across industries claiming that certain individuals associated with outsourced business functions should be considered employees. Although we are not unique in our outsourcing of certain aspects of our business, such as manufacturing operations, to third parties, there is a risk that such claims may be brought against us. This risk would be increased to the extent that any of the employees of our third-party manufacturers work exclusively on the manufacture of our products. In the event of a determination by a court, federal or state taxing authorities or other relevant governmental authorities that the employees of our third-party manufacturers constitute our employees, we may be adversely affected and subject to retroactive taxes and penalties.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile or may decline regardless of our operating performance, and you may lose part or all of your investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	market conditions or trends in the BFY packaged food industry or in the economy as a whole;

•	actions by competitors;

•	actual or anticipated growth rates relative to our competitors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC;

•	economic, legal and regulatory factors unrelated to our performance;

•	any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

•	changes in financial estimates or recommendations by any securities analysts who follow our common stock;

•	speculation by the press or investment community regarding our business;

•	litigation;

•	changes in key personnel; and

•	future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market in the future. These sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Shares Eligible for Future Sale”.

In connection with this offering, we, our directors, certain of our executive officers and the selling stockholders have each agreed to certain lock-up restrictions. We and they, subject to certain exceptions, will not be permitted to dispose of or hedge any shares of our common stock for 90 days after the date of this prospectus, except as discussed in “Shares Eligible for Future Sale”, without the prior consent of the representatives. The representatives may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting”.

Additionally, the shares of common stock subject to outstanding options and restricted stock awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Concentration of ownership among our existing executive officers, directors and principal stockholders, and our stockholders agreement with TA Associates, may prevent new investors from influencing significant corporate decisions.

Upon the consummation of this offering, our directors, officers and holders of 10% or more of our outstanding stock will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders will able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. This concentration of influence could be disadvantageous to other stockholders with interests different from those of the principal stockholders. As a result of these ownership positions, these stockholders could take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power held by the principal stockholders may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with the interests of other stockholders.

In addition, we and entities affiliated with TA Associates have entered into a stockholders agreement, which we refer to as our stockholders agreement. Under our stockholders agreement, TA Associates has the right to designate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they held immediately following our IPO regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they held immediately following our IPO regardless of the percentage such shares represent of our total outstanding shares, and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they held immediately following our IPO regardless of the percentage such shares represent of our total outstanding shares.

Our stockholders agreement also provides that so long as the entities affiliated with TA Associates hold at least 25% of the shares they held immediately following our IPO regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take the following actions (or enter into an agreement to take such actions) without the approval of at least one director designated by TA Associates:

•	increase or decrease the authorized number of members of our board of directors;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws or the organizational documents of any of our subsidiaries;

•	issue, create or assume any debt or equity security or debt obligation, or refinance, repurchase or prepay any security (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates) or debt obligation;

•	pay or declare any dividend or make any distribution on, or repurchase or redeem shares of our common stock (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates);

•	effect any sale, liquidation or dissolution of the Company, or sell, transfer or otherwise dispose of any of the material assets or properties of the Company or any of its subsidiaries, or merge with or into, or consolidate with, another entity or effect any recapitalization, reorganization, change of form of organization, forward or reverse split, dividend or similar transaction;

•	acquire any business, material assets or property for consideration in excess of $15,000,000, whether by acquisition of assets, capital stock or otherwise, and whether in consideration of the payment of cash, the issuance of capital stock or otherwise or make any investment in any person or entity in an amount in excess of $15,000,000;

•	hire or terminate any of our executive officers, or enter into, amend or modify, or waive any material term of any employment agreement or material term of employment with any of our executive officers; or

•	take any action to initiate, to cause or that would result in, the voluntary bankruptcy, insolvency, dissolution, liquidation or winding up of the Company or any of its subsidiaries.

Accordingly, our stockholders agreement will limit our ability to engage in significant transactions, such as a merger, acquisition or liquidation. Conflicts of interest could arise between us and TA Associates, and any conflict of interest may be resolved in a manner that does not favor us. Any decision that TA Associates may make at some future time regarding their ownership of us will be in their absolute discretion.

None of the proceeds from the sale of shares of common stock by the selling stockholders in this offering will be available to fund our operations or to pay dividends.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. The selling stockholders, which are investment funds and entities affiliated with TA Associates and other holders of our common stock, which include certain of our directors, will receive all proceeds from the sale of shares. Consequently, none of the proceeds from such sale will be available to fund our operations, capital expenditures or acquisition opportunities or to pay dividends. See “Use of Proceeds” and “Principal and Selling Stockholders”.

We identified a material weakness in connection with our 2014 audit. If the measures we have taken to remediate that material weakness are not successful or if we fail to otherwise establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business and stock price.

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with our Annual Report on Form 10-K for the year ended December 31, 2016, annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, as of the later of the filing of such Annual Report and the date we are no longer an “emerging growth company” we will require a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified executive officers and members of our Board, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and, when applicable to us, our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

In connection with the 2014 audit of our financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness related to our presentation and classification of certain promotional obligations in the consolidated financial statements as well as our accounting for pricing concessions. We remediated this material weakness by implementing significant changes to our internal control over financial reporting throughout the course of the year ended December 31, 2015. For further information regarding the changes made to our internal control over financial reporting, see Item 9A “Controls and Procedures” in our 2015 10-K incorporated by reference herein.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company with SEC reporting, regulatory and stock exchange listing requirements, we are incurring additional legal, accounting, compliance and other expenses that we did not incur historically. We are obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Exchange Act, and therefore need to have the ability to prepare consolidated financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we are subject to other reporting and corporate governance requirements, including certain requirements of the and certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which impose significant compliance obligations upon us.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, or EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Although the JOBS Act permits an EGC such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, we have chosen to “opt out” of this provision, and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

Provisions of our amended and restated certificate of incorporation, amended and restated bylaws, our stockholders agreement and the General Corporation Law of the State of Delaware could prevent an acquisition or other change in control of our Company that may be beneficial to our stockholders.

Our amended and restated certificate of incorporation, amended and restated bylaws and provisions of the General Corporation Law of the State of Delaware, or the DGCL, to which we are subject contain provisions that could discourage, delay, or prevent a change in control of our Company or changes in our board of directors and management that the stockholders of our Company may deem advantageous.

For as long as TA Associates continues to own a substantial number of shares of our common stock, representing a substantial number of votes entitled to be cast by holders of our common stock, it will have the ability to control decisions regarding an acquisition of us by a third party that are subject to a vote of our stockholders. In addition, our stockholders agreement provides that so long as the entities affiliated with TA Associates hold at least 25% of the shares they held immediately following our IPO regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not, without the approval of at least one director designated by TA Associates, amend our amended and restated certificate of incorporation or amended and restated bylaws or effect any sale, liquidation or dissolution of the Company, or sell, transfer or otherwise dispose of any of the material assets or properties of the Company or any of its subsidiaries. Accordingly, even though TA Associates may own a small percentage of our total outstanding shares of our common stock, they will continue to have substantial influence on our business and strategy. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement”.

In addition, our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors with each class serving three-year staggered terms, restrictions on the ability of our stockholders to remove directors, the inability of our stockholders to fill vacancies on our board of directors, in certain instances supermajority voting requirements for stockholders to amend our amended and restated certificate of incorporation and amended and restated bylaws, prohibition on action by our stockholders by written consent, advance notice requirements for stockholder proposals and director nominations, and the inability of our stockholders to call special meetings of stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Moreover, we are subject to the restrictions on business combinations set forth in Section 203 of the DGCL, which generally will prohibit us from engaging in a business combination with a person who owns in excess of 15% of our outstanding voting stock for a period of three years after the time of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless, among other exceptions, the transaction is approved in a prescribed manner. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock”.

Futures sales or other issuances of our common stock or issuances of securities convertible into our common stock would result in dilution to our stockholders and could adversely impact the market price of our common stock.

As of March 31, 2016, we had outstanding 74,814,003 shares of our common stock, including 4,483,021 shares of restricted stock. In the future we may sell additional shares of our common stock or securities convertible into our common stock to raise capital or issue additional shares of our common stock or securities convertible into our common stock as consideration for future acquisitions, which would dilute the voting power and ownership percentage of our stockholders. We cannot predict the size of future issuances of our common stock or securities convertible into our common stock or the effect, if any, that such future issuances might have on the market price for our common stock.

The issuance and sale of substantial amounts of our common stock or securities convertible into our common stock, or the perception that such issuances and sales may occur, could also materially and adversely affect the market price of our common stock and impair our ability to raise capital through the issuance of additional equity securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference herein contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our net sales, cost of goods sold, gross profit or gross profit margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•	our ability to maintain, protect and enhance our brands;

•	our ability to attract and retain customers;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs and service our indebtedness;

•	our ability to produce sufficient quantities of our products to meet demands;

•	demand fluctuations for our products;

•	our ability to successfully innovate and compete in the food industry;

•	changing trends, preferences and tastes in the food industry;

•	our ability to successfully expand in our existing markets and into new U.S. and international markets;

•	worldwide economic conditions and their impact on consumer spending;

•	our expectations concerning relationships with third parties;

•	our ability to effectively manage our growth and future expenses;

•	future acquisitions of or investments in complementary companies or products;

•	changes in regulatory requirements in our industry and our ability to comply with those requirements; and

•	the attraction and retention of qualified employees and key personnel.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus or documents incorporated by reference herein.

You should not rely upon forward-looking statements included or incorporated by reference in this prospectus as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus or documents incorporated by reference herein. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

The selling stockholders, which include certain of our directors, are selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriters’ option to purchase additional shares. See “Principal and Selling Stockholders”. Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering. We will bear all costs, fees and expenses in connection with this offering, which are estimated to be $         million, except that the selling stockholders will pay all underwriting commissions and discounts. See “Certain Relationships and Related Party Transaction—Registration Rights Agreement”.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange, or the NYSE, under the symbol “BETR” since August 5, 2015. Prior to that date, there was no public trading market for our common stock. The following table sets forth the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	High	Low
For the year ended December 31, 2015:
Third Quarter (from August 5, 2015)	$17.20	$10.00
Fourth Quarter	$13.44	$10.24
For the year ending December 31, 2016:
First Quarter	$14.69	$9.15
Second Quarter (through May 4, 2016)	$15.98	$13.55

On May 4, 2016, the last reported sale price of our common stock on the NYSE was $14.64 per share. As of March 31, 2016, we had 38 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

Except as described below, we have not declared or paid a cash dividend on our capital stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. The Credit Agreement governing our credit facility prohibits the payment of any dividends without obtaining the prior written consent of the lenders representing a majority of the outstanding principal under the Credit Agreement, other than dividends payable solely in our common stock.

In December 2014, SkinnyPop made a $59.8 million distribution to the Company in connection with the second amendment to our Credit Agreement. The Company then distributed such amount to Topco, which then distributed such amount to its members. We refer to this distribution as the December 2014 Special Dividend.

In May 2015, SkinnyPop made a $22.3 million distribution to the Company in connection with our Third Amended Credit Facility. The Company then distributed such amount to Topco, which then distributed such amount to its members. For more information about this distribution, which we refer to as the May 2015 Special Dividend, as well as the December 2014 Special Dividend. For further information, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Sponsor Acquisition and Subsequent Financings” in our 2015 10-K incorporated by reference herein.

We do not currently intend to declare or pay any similar special dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of March 31, 2016. The table does not reflect our acquisition of Boundless Nutrition in April 2016, in which we borrowed $12.0 million under our revolving credit facility, issued $4.0 million of notes payable to the sellers and used $4.5 million of cash on hand, excluding holdback amounts of $0.3 million, to fund the transaction. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our First Quarter 10-Q and our consolidated financial statements and the related notes incorporated by reference herein along with the financial and other information contained in this prospectus.

As of March 31, 2016
(In thousands, except share and per share information)	Actual
Cash and cash equivalents	$7,434
Other assets	315,866

Total debt	$195,865
Total stockholders’ equity:
Preferred stock, par value $0.0001 per share: 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, par value $0.0001 per share: 375,000,000 shares authorized, 74,814,003 shares issued and outstanding	7
Additional paid-in capital	1,585
Retained earnings	23,025

Total shareholders’ equity	24,617

Total capitalization	$220,482

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, elsewhere in this prospectus and in the documents incorporated by reference herein, the following is a description of each transaction since January 1, 2013 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

The Sponsor Acquisition

In July 2014, investment funds managed by TA Associates acquired a controlling interest in Topco, the former parent entity of the Company, for an aggregate purchase price of approximately $320 million which was paid in a combination of cash and equity. At the time of the Sponsor Acquisition, TA Associates and the other members of Topco entered into the LLC Agreement setting forth the nature of each investor’s ownership interests in Topco and governing the election of managers, rights to participate in future financings, transfers of equity interests, rights to distributions, indemnification of specified persons, voting rights and approval requirements for specified corporate actions.

In connection with the Sponsor Acquisition, the following occurred:

•	We entered into employment agreements with the Founders, which include the Founder Contingent Compensation. For further information, see Item 8 in our 2015 10-K incorporated by reference herein, and Note 10 “Related Party Transactions” in the accompanying Notes to Consolidated Financial Statements in our 2015 10-K incorporated by reference herein.

•	We entered into a Transition Services Agreement with Precision Capital Group, LLC, which held equity interests in SkinnyPop Popcorn LLC prior to the Sponsor Acquisition and which continues to hold equity interests in the Company, to provide us with sales and related services. For more information see Item 8 in our 2015 10-K incorporated by reference herein, and Note 10 “Related Party Transactions” in the accompanying Notes to Consolidated Financial Statements in our 2015 10-K incorporated by reference herein.

Concurrently with the Sponsor Acquisition, specified current and former managers and executive officers invested in Topco through an investment of new money and/or a contribution and rollover of previously held equity interests in our company. Such interest represented the following numbers of shares of common stock immediately following the consummation of our IPO.

Name	Shares
Jason Shiver	103,838
Andrew Friedman	3,156,958
Pamela Netzky	3,156,958

On December 23, 2014, we amended our existing credit facility in order to permit additional borrowing thereunder in an amount equal to $50 million. Immediately thereafter, our company used the proceeds from such additional borrowing to make a $1.5 million prepayment of our Founder Contingent

Compensation obligations and distributed the remaining proceeds to its parent, which subsequently distributed such proceeds to Topco, which subsequently distributed such proceeds to Topco’s members in accordance with the LLC Agreement.

For more information on the Sponsor Acquisition, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, and Note 1 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 “Financial Statements and Supplementary Data” in our 2015 10-K incorporated by reference herein.

The December 2014 Special Dividend

In December 2014, SkinnyPop made a distribution of $59.8 million to us and we distributed it to our parent, Topco, which subsequently distributed such proceeds to its unit holders. We refer to this distribution as the December 2014 Special Dividend. The December 2014 Special Dividend was paid in order to provide a return on investment and liquidity to our equityholders and was not used to pay any part of the consideration of the Sponsor Acquisition. We paid for the December 2014 Special Dividend, in part, with the proceeds from borrowings under the Second Amended Credit Facility. For more information on the Credit Facility and the amendments thereto, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2015 10-K incorporated by reference herein, and Note 9 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 in our 2015 10-K incorporated by reference herein.

The May 2015 Special Dividend

In May 2015, SkinnyPop made a distribution of $22.3 million to us which we distributed to our parent, Topco, which subsequently distributed such proceeds to its unit holders according to the terms of Topco’s Amended and Restated Limited Liability Agreement. We refer to this distribution as the May 2015 Special Dividend. The May 2015 Special Dividend was paid in order to provide a return on investment and liquidity to our equityholders and was not used to pay any part of the consideration of the Sponsor Acquisition. We paid for the May 2015 Special Dividend with the proceeds from borrowings under the Third Amended Credit Facility.

The board of directors considered a number of different factors in making its determination to declare and distribute the December 2014 Special Dividend and the May 2015 Special Dividend using proceeds from the Company’s Second Amended Credit Facility and Third Amended Credit Facility, respectively. As an overall objective, the board of directors desired to provide its stockholders with a modest return on equity capital in a manner that also optimized the Company’s balance sheet from a corporate finance perspective. Given the Company’s historical levels of operating cash flow less capital expenditures, the board of directors believed that incurring additional indebtedness at historically-favorable market rates would allow the Company to reduce its cost of capital, while at the same time preserving the Company’s ability to fund future acquisitions and meet the Company’s future growth objectives. The board of directors reviewed various analyses (some of which were prepared for the board of directors by independent third party advisors) regarding the Company’s expected pro forma interest and fixed charge coverage ratios and the Company’s ongoing ability to meet its pro forma debt service requirements for the foreseeable future. After considering all of these factors, the board of directors determined to pay both the December 2015 Special Dividend and the May 2015 Special Dividend, and to fund such dividends using proceeds from the Company’s Second Amended Credit Facility and Third Amended Credit Facility, respectively.

Precision Capital Group LLC Consulting Services Agreements

We entered into two consulting services agreements with one of our stockholders, Precision Capital Group LLC, or Precision. Jason Shiver, our Executive Vice President of Sales and Marketing, is a former employee, and a current equity holder, of Precision. In addition to his investment in us in connection with the Sponsor Acquisition, in 2013, Mr. Shiver also invested in us through Precision. For further information, see Item 8 in our 2015 10-K incorporated by reference herein, and Note 10 in the accompanying Notes to Consolidated Financial Statements in our 2015 10-K incorporated by reference herein.

Sales Consulting Services Agreement

We entered into a sales consulting services agreement with Precision. Under the terms of this sales consulting services agreement, which we refer to as the Precision Sales Consulting Agreement, Precision agreed to provide sales professionals to work on behalf of the Company. Such sales professionals were entitled to a monthly stipend plus a commission based on sales performance. The Precision sales professionals were, at the time of the agreement, employees of Precision. In 2013, fees for consulting services under this agreement were $0.6 million. For the period from January 1, 2014 to July 16, 2014, we incurred operating expenses of $0.9 million for sales consulting services under the Precision Sales Consulting Agreement. The Precision Sales Consulting Agreement was terminated on July 17, 2014 in connection with the Sponsor Acquisition.

Business Consulting Services Agreement

We entered into a business consulting agreement with Precision, which we refer to as the Precision Business Consulting Agreement and, together with the Precision Sales Consulting Agreement, the Precision Agreements. Under the Precision Business Consulting Agreement, Precision provided business consulting services to us. For the period from January 1, 2014 to July 16, 2014, we expensed $0.1 million for consulting services under this agreement. The Precision Business Consulting Agreement was terminated on July 17, 2014 in connection with the Sponsor Acquisition.

Transition Services Agreement

The Precision Agreements were terminated on July 18, 2014, in connection with the Sponsor Acquisition. In connection with the termination of the Precision Agreements, we entered into a transition services agreement with Precision whereby, for a period of 90 days, Precision agreed to provide substantially the same services as it was providing under the Precision Agreements in exchange for payment of an $0.1 million monthly consulting fee and certain performance bonuses. The transition services agreement was subsequently amended in October 2014 to increase the performance bonuses payable thereunder. The transition services agreement was not renewed at the expiration of its term.

Monticello Partners LLC Lease Agreement

We lease office space from a related party, Monticello Partners, LLC, which is wholly-owned by two of our directors, Pamela Netzky and Andrew Friedman. The lease agreement expires on August 31, 2017. Under the lease agreement, we are responsible for all taxes and utilities for the office space. In 2014 and 2015, we expensed $25,600 and $27,000 in rent under this agreement, respectively.

Future minimum annual lease payments for this lease, which had a non-cancelable lease term in excess of one year as of December 31, 2015, were as follows (in thousands):

2016	$28
2017	19

Total	$47

Registration Rights Agreement

In connection with our IPO, we entered into a Registration Rights Agreement with certain holders of our common stock. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights”. This offering is being made pursuant to rights exercised by TA Associates thereunder. The selling stockholders that are members of our board of directors are participating in this offering because the board of directors has concluded it is in the best interest of the Company to permit their participation even though those holders do not have contractual rights to do so.

Stockholders Agreement

We and entities affiliated with TA Associates entered into a stockholders agreement in connection with our IPO. Under our stockholders agreement, TA Associates has the right to designate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they held immediately following our IPO regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they held immediately following our initial public offering regardless of the percentage such shares represent of our total outstanding shares, and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they held immediately following our initial public offering regardless of the percentage such shares represent of our total outstanding shares.

Our stockholders agreement also provides that so long as the entities affiliated with TA Associates hold at least 25% of the shares they held immediately following the IPO regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take the following actions (or enter into an agreement to take such actions) without the approval of at least one director designated by TA Associates:

•	increase or decrease the authorized number of members of our board of directors;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws or the organizational documents of any of our subsidiaries;

•	issue, create or assume any debt or equity security or debt obligation, or refinance, repurchase or prepay any security (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates) or debt obligation;

•	pay or declare any dividend or make any distribution on, or repurchase or redeem shares of our common stock (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates);

•	effect any sale, liquidation or dissolution of the Company, or sell, transfer or otherwise dispose of any of the material assets or properties of the Company or any of its subsidiaries, or merge with or into, or consolidate with, another entity or effect any recapitalization, reorganization, change of form of organization, forward or reverse split, dividend or similar transaction;

•	acquire any business, material assets or property for consideration in excess of $15,000,000, whether by acquisition of assets, capital stock or otherwise, and whether in consideration of the payment of cash, the issuance of capital stock or otherwise or make any investment in any person or entity in an amount in excess of $15,000,000;

•	hire or terminate any our executive officers, or enter into, amend or modify or waive any material term of any employment agreement or material term of employment with any of our executive officers; or

•	take any action to initiate, to cause or that would result in, the voluntary bankruptcy, insolvency, dissolution, liquidation or winding up of the Company or any of its subsidiaries.

Accordingly, our stockholders agreement will limit our ability to engage in significant transactions, such as a merger, acquisition or liquidation. Conflicts of interest could arise between us and TA Associates, and any conflict of interest may be resolved in a manner that does not favor us. Any decision that TA Associates may make at some future time regarding their ownership of us will be in their absolute discretion.

For more information, see “Risk Factors—Concentration of ownership among our existing executive officers, directors and principal stockholders, and our stockholders agreement with TA Associates, may prevent new investors from influencing significant corporate decisions”.

Tax Receivable Agreement

In August 2015, we entered into a tax receivable agreement with the former holders of units of Topco, our former parent entity. In December 2015, all of the former holders of units of Topco collectively assigned their interests to a new counterparty. Pursuant to the tax receivable agreement, we are required to make cash payments to the counterparty equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of certain tax attributes that were generated when SkinnyPop was acquired by affiliates of TA Associates in July 2014.

The amount of the cash payments that we are required to make under the tax receivable agreement is expected to be significant. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $113.1 million through 2030. Under such scenario we would be required to pay the counterparty 85% of such amount, or $96.1 million through 2030.

Payments under the tax receivable agreement may vary from the foregoing estimates and will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the counterparty under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. If the IRS, were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the counterparty would be reduced by the amount of such payments, but the tax receivable agreement does not require the counterparty to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement.

Our obligation to make timely payments under the tax receivable agreement is not conditioned upon, and will not be modified based upon, our historical net income for any previous period or our ability to generate net income in any future period. If, however, we fail to make any payments on a timely basis under the tax receivable agreement because we do not have sufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing our subsidiaries to distribute or lend funds to us for such payment and accessing any sources of available credit to fund such payment), such failure will not be deemed to be a breach of a material obligation under the tax receivable agreement that would give rise to an acceleration of our payment obligations under the agreement. To the extent that we are unable to make timely payments under the tax receivable agreement for this or any other reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the tax receivable agreement. Unless earlier terminated in accordance with its terms, the tax receivable agreement will continue in force and effect until there is no further potential for tax benefit payments to be made by us to the counterparty in respect of the U.S. federal, state and local tax benefits that are the subject of such agreement.

Based on current tax rules and regulations, we would expect the potential for tax benefit payments to cease no later than 2030.

Other Transactions

Prior to our IPO, we granted Class C units of Topco to our executive officers and certain of our directors. For further information regarding these units, see Item 8 “Financial Statements and Supplementary Data” in our 2015 10-K incorporated by reference herein, and Note 1 “Related Party Transactions” in the accompanying Notes to Consolidated Financial Statements in our 2015 10-K incorporated by reference herein. These units converted into shares of common stock or restricted stock, as applicable, in connection with the Corporate Reorganization that was consummated immediately prior to the consummation of the IPO.

We have granted stock options and other equity awards to our executive officers and certain of our directors. See the sections titled “Outstanding Equity Awards at Fiscal Year-End Table—2015” and “Director Compensation Table—2015” in our Definitive Proxy Statement for our 2016 Annual Meeting of Stockholders which we filed with the SEC on April 1, 2016, or 2016 Proxy, incorporated by reference herein, for a description of these options and equity awards.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Arrangements” in our 2016 Proxy incorporated by reference herein, for more information regarding these agreements.

In connection with our IPO, we paid the Performance Bonus Payments of $500,000, $350,000 and $300,000 to Messrs. Ennis, Goldberg and Shiver, respectively, and $350,000 to be allocated to other employees.

Other than as described above in “Certain Relationships and Related Party Transactions”, since January 1, 2013, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We have adopted an amended and restated certificate of incorporation, which became effective immediately prior to the IPO which contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, adopted amended and restated bylaws which provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended restated bylaws and indemnification agreements that we entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions”, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions. In June 2015, we adopted formal standards, policies and procedures governing the review and approval of related party transactions effective upon the consummation of the IPO.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2016, and as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options outstanding as of March 31, 2016 that were exercisable or issuable or will become exercisable or issuable within 60 days of March 31, 2016 to be outstanding and to be beneficially owned by the person holding the option or restricted stock unit for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on the 74,814,003 shares of our common stock outstanding as of March 31, 2016. Percentage ownership of our common stock after this offering assumes the sale of              shares of our common stock that we expect to be sold in this offering by the selling stockholders.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Amplify Snack Brands, Inc., 500 West 5th Street, Austin, Texas 78701.

Certain of our directors will be selling stockholders in this offering.

			Shares Offered Hereby		Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to Offering		Assuming No Exercise of Option to Purchase Additional Shares	Assuming Full Exercise of Option to Purchase Additional Shares	Assuming No Exercise of Option to Purchase Additional Shares		Assuming Full Exercise of Option to Purchase Additional Shares
	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Executive Officers and Directors:
Thomas C. Ennis(1)	2,911,327	3.9%
Brian Goldberg(2)	1,507,616	2.0%
Jason Shiver(3)	1,221,456	1.6%
Jeffrey S. Barber(4)	—	—
William D. Christ II(4)	—	—
Chris Elshaw(5)	110,451	*
Andrew S. Friedman(6)	3,156,958	4.2%
John K. Haley(7)	110,451	*
Dawn Hudson(8)	218,487	*
Pamela L. Netzky(9)	3,156,958	4.2%
All directors and executive officers as a group (ten persons)(10)	12,393,704	16.6%
5% Stockholders:
Investment funds and entities affiliated with TA Associates(4)	43,522,422	58.2%
FMR LLC(11)	4,959,724	6.6%

*	Less than one percent (1%).
(1)	Consists of (i) 1,142,024 shares of common stock and (ii) 1,769,303 shares of restricted stock subject to continued vesting as of March 31, 2016.
(2)	Consists of (i) 586,806 shares of common stock and (ii) 920,810 shares of restricted stock subject to continued vesting as of March 31, 2016.
(3)	Consists of (i) 533,917 shares of common stock and (ii) 687,539 shares of restricted stock subject to continued vesting as of March 31, 2016.
(4)	Consists of (i) 31,578,335 shares held by TA XI L.P., (ii) 4,109,761 shares held by TA Atlantic and Pacific VII-A L.P., (iii) 6,980,945 shares held by TA Atlantic and Pacific VII-B L.P. and (iv) 853,381 shares held by TA Investors IV L.P. (the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner or manager of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P as of March 31, 2016. No stockholder, director or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates, L.P.: Jeffrey S. Barber, William D. Christ II, Roger B. Kafker and Richard Tadler. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.
(5)	Consists of (i) 0 shares of common stock and (ii) 110,451 shares of restricted stock subject to continued vesting as of March 31, 2016.
(6)	Consists of (i) 3,156,958 shares of common stock held by A&J Popcorn Holdings, LLC in which Mr. Friedman has sole voting and dispositive power and (ii) 0 shares of restricted stock.
(7)	Consists of (i) 27,613 shares of common stock and (ii) 82,838 shares of restricted stock subject to continued vesting as of March 31, 2016.
(8)	Consists of (i) 94,431 shares of common stock and (ii) 124,056 shares of restricted stock subject to continued vesting as of March 31, 2016.
(9)	Consists of (i) 3,156,958 shares of common stock held by P&A Capital LLC in which Ms. Netzky has sole voting and dispositive power and (ii) 0 shares of restricted stock.
(10)	Consists of (i) 8,698,707 shares of common stock and (ii) 3,694,997 shares of restricted stock subject to continued vesting as of March 31, 2016.
(11)	Based on information reported by FMR LLC on Schedule 13G filed with the SEC on February 12, 2016, consists of 4,959,724 shares of common stock held by FMR LLC.

Relationship with Selling Stockholders

All of the shares sold in this offering will be sold by investment funds and entities affiliated with TA Associates and certain of our directors. For additional information with respect to TA Associates and its relationship with us, please see “Certain Relationships and Related Party Transactions”.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock. We adopted an amended and restated certificate of incorporation and amended and restated bylaws in connection with our IPO, and this description summarizes the provisions included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock”, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, registration rights agreement and stockholders agreement which have been filed with the SEC and are incorporated by reference into the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 375,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of March 31, 2016, there were 74,814,003 shares of our common stock outstanding, held by 38 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Restricted Stock

As of March 31, 2016, we had outstanding 4,483,021 shares of our restricted stock that remain subject to continued vesting.

Registration Rights

In connection with our IPO, we entered into a Registration Rights Agreement with certain holders of our common stock. The Registration Rights Agreement provides such stockholders with rights with respect to the registration of their shares under the Securities Act. The registration rights set forth in the Registration Rights Agreement will terminate, with respect to any particular stockholder, with the prior written consent of TA Associates in connection with a Change of Control (as defined in the Registration Rights Agreement), on the date such stockholder does not beneficially own any shares subject to the agreement, or, if earlier, when such stockholder is able to freely trade its shares without restriction on the basis of the volume limitations under Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

TA Associates is entitled to certain demand registration rights. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any 12-month period, for a period of 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

S-3 Registration Rights

The holders of up to approximately          shares of our common stock (assuming the sale of shares of our common stock that we expect to be sold in this offering by the selling stockholders) may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is received from stockholders representing 20% of shares subject to this agreement and the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts, selling commissions and stock transfer taxes, of at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

The offer and sale of our common stock on a registration statement on Form S-3, in connection with a public offering of such common stock, entitles the holders of up to approximately          shares of our common stock (assuming the sale of shares of our common stock that we expect to be sold in this offering by the selling stockholders) to certain “piggyback” registration rightsllowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement on Form S-3, other than with respect to (1) a registration related to a company stock plan, (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, (3) a registration relating to an SEC Rule 145 transaction or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Stockholders Agreement

For a description of the stockholders agreement that we entered into with entities affiliated with TA Associates, see “Certain Relationships and Related Party Transactions—Stockholders Agreement”.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least three-quarters of our then-outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “BETR”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the consummation of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2016 , we will have a total of 74,814,003 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock are deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, our officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 90 days following the date of this prospectus. After giving effect to the lock-up agreements, assuming the occurrence of no transactions which are excepted from the provisions thereof, and subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2016, shares of our common stock (excluding shares sold in this offering) will be available for sale in the public market as follows:

•	As of the date of this prospectus, shares of common stock are available for sale in the public market; and

•	shares of our common stock will be available for sale in the public market following the expiration of the lock-up agreements described below 90 days following the date of this prospectus, although a portion of such shares held by our affiliates will be subject to volume limitations pursuant to Rule 144.

Lock-Up Agreements

We, our executive officers and directors and selling stockholders have agreed or will agree that, subject to certain exceptions for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. and Jefferies LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. Notwithstanding the lock-up restrictions, Messrs. Ennis, Goldberg and Shiver are permitted to sell shares of common stock of the Company pursuant to and in accordance with a written plan pursuant to Rule 10b5-1 under the Exchange Act during the 90-day lock-up period. In aggregate, the total number of shares that may be made available for sale pursuant to such plans is                             . If Messrs. Ennis, Goldberg or Shiver sells shares of common stock within six months of their previously disclosed purchases in March 2016, they will also enter into a disgorgement agreement with the Company with respect to profits required to be disgorged to the Company pursuant to Section 16(b) of the Exchange Act.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 748,140 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Registration Rights

Pursuant to our Registration Rights Agreement, holders of certain shares of our common stock, or their transferees, are entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2015 Stock Option and Incentive Plan which became effective immediately upon filing. We expect to file this registration statement as promptly as possible after the consummation of this offering. Shares covered by this registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and the lock-up agreements.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations for non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock issued pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	grantor trusts;

•	individual retirement and other tax-deferred accounts;

•	an integral part or controlled entity of a foreign sovereign;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	controlled foreign corporations or passive foreign investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons who hold our common stock other than as a capital asset (generally, an asset held for investment purposes).

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. However, neither the term U.S. holder nor the term non-U.S. holder includes any entity or other person that is subject to special treatment under the Code.

If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of common stock. Subject to discussions below regarding backup withholding and foreign accounts, such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by certain U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information-reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then-applicable rate, which is currently 28%. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (as applicable), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of a non-U.S. holder’s shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If a non-U.S. holder sells its shares of our common stock through a

U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to such non-U.S. holder, and to backup withhold on that amount, unless such non-U.S. holder is an exempt recipient or provides appropriate certification as to its non-U.S. status. Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such non-U.S. holder is an exempt recipient or the broker has documentary evidence in its records of such non-U.S. holder’s non-U.S. status and certain other conditions are met.

Backup withholding is not an additional tax but merely an advance payment of U.S. federal income tax, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code, provisions commonly known as FATCA, and guidance issued and intergovernmental agreements entered into thereunder, may impose a 30% withholding tax on dividends and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined under FATCA), unless the foreign financial institution undertakes certain diligence, withholding, and reporting obligations and other specified requirements are satisfied or (ii) a “non-financial foreign entity” (as specifically defined under FATCA) unless the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. Non-U.S. holders may be required to enter into an agreement with the U.S. Treasury relating to certain reporting, withholding and other obligations under FATCA, or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury. If a non-U.S. holder does not provide us with the information necessary to comply with FATCA, it is possible that distributions to such non-U.S. holder that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITING

We, the selling stockholders, and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Jefferies LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders identified in this prospectus. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, the selling stockholders, and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our common stock is listed on the NYSE under the symbol “BETR”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We and the selling stockholders, estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 million. We will pay all such expenses on behalf of the Company and the selling stockholders, other than any transfer taxes payable by the selling stockholders. We will also pay up to $                 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the shares offered hereby.

We and the selling stockholders, have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Affiliates of Jefferies LLC and Goldman, Sachs & Co. are lenders under our Third Amended Credit Facility, as amended.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Canada

Resale Restrictions

The distribution of the shares of common stock offered by this prospectus in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Canadian Purchasers

By purchasing the shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that Goldman, Sachs & Co. and Jefferies LLC are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock offered by this prospectus should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or FSMA, would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

The shares of common stock offered by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Menlo Park, California. Cravath, Swaine & Moore, LLP, New York, New York, has represented the underwriters.

EXPERTS

The financial statements, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.amplifysnackbrands.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a)or 15(d)of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information contained in this prospectus updates and supersedes the information incorporated by reference herein to the extent there are any inconsistencies.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 29, 2016;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2016; and

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the SEC on May 4, 2016.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to:

Amplify Snack Brands, Inc.

500 West 5th Street, Suite 1350

Austin, Texas 78701

Attention: Corporate Secretary

These documents are also available on the Investor Relations section of our website, which is located at http://amplifysnackbrands.com, or as described under “Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website. Further, the public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D. C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

             Shares

Amplify Snack Brands, Inc.

Common Stock

PROSPECTUS

                     , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the NYSE fee.

SEC registration fee		$10,070
FINRA filing fee		15,500
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Financial advisor fees		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the Sponsor Acquisition, on July 2, 2014, the registrant issued 1,000 shares or 75,000,000 after taking into account the 75,000 for 1 forward stock split of the registrant’s common stock, par value $0.0001 per share, to TA Topco 1, LLC, such that the registrant was a wholly-owned subsidiary of TA Topco 1, LLC. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information is not required or is either shown in the financial statements or notes thereto incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 5, 2016.

AMPLIFY SNACK BRANDS, INC.

By:	/s/ Thomas C. Ennis
Thomas C. Ennis
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Ennis and Brian Goldberg, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Amplify Snack Brands, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas C. Ennis Thomas C. Ennis	Chief Executive Officer and Director (Principal Executive Officer)	May 5, 2016

/s/ Brian Goldberg Brian Goldberg	Chief Financial Officer (Principal Accounting and Financial Officer)	May 5, 2016

/s/ Jeffrey S. Barber Jeffrey S. Barber	Director	May 5, 2016

/s/ William David Christ II William David Christ II	Director	May 5, 2016

/s/ Chris Elshaw Chris Elshaw	Director	May 5, 2016

/s/ Andrew S. Friedman Andrew S. Friedman	Director	May 5, 2016

/s/ John K. Haley John K. Haley	Director	May 5, 2016

Signature	Title	Date

/s/ Dawn Hudson Dawn Hudson	Director	May 5, 2016

/s/ Pamela L. Netzky Pamela L. Netzky	Director	May 5, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1	333-205274	3.2	July 24, 2015

3.2	Amended and Restated Bylaws of the Registrant.	S-1	333-205274	3.4	July 16, 2015

4.1	Form of common stock certificate of the Registrant.	S-1	333-205274	4.1	July 16, 2015

4.2	Registration Rights Agreement, by and among the Registrant and certain of its stockholders.	S-1	333-205274	4.2	July 16, 2015

4.3	Stockholders Agreement, by and among the Registrant and certain of its stockholders.	S-1	333-205274	4.3	July 16, 2015

5.1*	Opinion of Goodwin Procter, LLP.

10.1#	Forms of Indemnification Agreement.	S-1	333-205274	10.1	July 16, 2015

10.2#	2015 Stock Option and Incentive Plan, and related form agreements thereunder.	S-1	333-205274	10.2	July 16, 2015

10.3#	Employment Agreement, dated July 17, 2014, by and between Thomas C. Ennis and TA Topco 1, LLC.	S-1	333-205274	10.3	June 26, 2015

10.4#	Employment Agreement, dated September 2, 2014, by and between Brian Goldberg and TA Topco 1, LLC.	S-1	333-205274	10.4	June 26, 2015

10.5#	Employment Agreement, dated July 17, 2014, by and between Jason Shiver and TA Topco1, LLC.	S-1	333-205274	10.5	June 26, 2015

10.6#	Employment Agreement, dated July 17, 2014, by and between SkinnyPop Popcorn LLC and Pamela L. Netzky.	S-1	333-205274	10.6	June 26, 2015

10.7#	Employment Agreement, dated July 17, 2014, by and between SkinnyPop Popcorn LLC and Andrew S. Friedman.	S-1	333-205274	10.7	June 26, 2015

10.8	Office Lease, dated as of February 26, 2015, by and between International Bank of Commerce and the Registrant.	S-1	333-205274	10.8	June 26, 2015

10.9	Credit Agreement, dated as of July 17, 2014, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto, Jefferies Finance LLC and BNP Paribas Securities Corp.	S-1	333-205274	10.9	June 26, 2015

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

10.10	First Amendment to the Credit Agreement, dated as of August 18, 2014, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto, Jefferies Finance LLC and BNP Paribas Securities Corp.	S-1	333-205274	10.10	June 26, 2015

10.11	Second Amendment to the Credit Agreement, dated as of December 23, 2014, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto, Jefferies Finance LLC and BNP Paribas Securities Corp.	S-1	333-205274	10.11	June 26, 2015

10.12	Collateral Agreement, dated as of July 17, 2014, by and among SkinnyPop Popcorn LLC, the Registrant and Jefferies Finance, LLC.	S-1	333-205274	10.12	June 26, 2015

10.13†	Manufacturing and Supply Agreement, dated February 27, 2014, between SkinnyPop Popcorn LLC and Assemblers Food Packaging LLC as amended by Addendum No. 1 to the Manufacturing and Supply Agreement, dated April 29, 2015.	S-1	333-205274	10.13	June 26, 2015

10.14†	Contract Regarding Sale of Goods No. 14-3-31, dated April 1, 2014, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn, as amended by the second addendum to Contract Regarding Sale of Goods dated September 8, 2014.	S-1	333-205274	10.14	June 26, 2015

10.15†	Contract Regarding Sale of Goods No. 14-12-23, dated January 22, 2015, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn.	S-1	333-205274	10.15	June 26, 2015

10.16†	Contract Regarding Sale of Goods No. 15-1-23, dated February 14, 2015, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn.	S-1	333-205274	10.16	June 26, 2015

10.17†	Contract Regarding Sale of Goods No. 15-1-27, dated February 14, 2015, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn.	S-1	333-205274	10.17	June 26, 2015

10.18	Tax Receivable Agreement.	S-1	333-205274	10.18	June 26, 2015

10.19	Offer Letter, dated September 23, 2014, by and between TA Topco 1, LLC and Dawn Hudson.	S-1	333-205274	10.19	June 26, 2015

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

10.20	Offer Letter, dated March 13, 2015, by and between TA Topco 1, LLC and John K. Haley.	S-1	333-205274	10.20	June 26, 2015

10.21	Offer Letter, dated May 7, 2015, by and between TA Topco 1, LLC and Chris Elshaw.	S-1	333-205274	10.21	June 26, 2015

10.22	Third Amendment to the Credit Agreement, dated as of May 29, 2015, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto and Jefferies Finance LLC.	S-1	333-205274	10.22	June 26, 2015

10.23	Form of Fourth Amendment to the Credit Agreement, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto and Jefferies Finance LLC.	S-1	333-205274	10.23	July 16, 2015

10.24#	Non- Employee Director Compensation Policy.	S-1	333-205274	10.24	July 16, 2015

10.25#	Form of Employment Agreement with the Registrant’s executive officers.	S-1	333-205274	10.25	July 16, 2015

21.1	List of subsidiaries of Amplify Snack Brands, Inc.	10-K	001-37530	21.1	March 29, 2016

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page).					X

*	To be filed by amendment.
†	Confidential treatment has been granted by the Securities and Exchange Commission as to certain portions of this exhibit.
#	Indicates management contract or compensatory plan, contract, or agreement.